SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Part 2 of 5

Group: key metrics

Operating profit before tax: IFRS basis

	6 months 2015 £m	Restated1 6 months 2014 £m	Sterling % change
Life business	1,021	973	5%
General insurance and health	422	403	5%
Fund management	33	48	(31)%
Other*	(306)	(353)	13%
Total	1,170	1,071	9%

Operating earnings per share**	22.1p	24.2p	(9)%

* Includes other operations, corporate centre costs and group debt and other interest costs.
** Net of tax, non-controlling interests, preference dividends, coupon payments in respect of direct capital instruments (DCI) and fixed rate tier 1 notes (net of tax).

Expenses

	6 months 2015 £m	6 months 2014 £m	Sterling % change
Operating expenses	1,498	1,399	7%
Integration & restructuring costs	172	42	-
Expense base	1,670	1,441	16%

Operating expense ratio1	52.8%	51.7%	1.1pp

Value of new business

	6 months 2015 £m	6 months 2014 £m	Sterling % change2	Constant currency % change2
United Kingdom & Ireland	260	183	42%	42%
France	98	110	(11)%	(1)%
Poland3	30	34	(11)%	(1)%
Italy3	39	26	49%	66%
Spain3	13	14	(12)%	(2)%
Turkey	12	14	(14)%	(6)%
Asia3	76	61	24%	18%
Aviva Investors	6	2	-	-
Value of new business3	534	444	20%	25%

General insurance combined operating ratio

	6 months 2015	6 months 2014	Change
United Kingdom & Ireland	93.2%	94.4%	(1.2)pp
Europe	94.3%	96.4%	(2.1)pp
Canada	91.9%	96.8%	(4.9)pp
General insurance combined operating ratio	93.1%	95.5%	(2.4)pp

IFRS profit after tax

	6 months 2015 £m	6 months 2014 £m	Sterling % change
IFRS profit after tax	545	863	(37)%

Interim dividend

	6 months 2015	6 months 2014	Sterling % change
Interim dividend per share	6.75p	5.85p	15%

Capital position

	30 June 2015 £bn	31 December 2014 £bn	Sterling % change
Estimated economic capital surplus4	10.8	8.0	35%
Estimated IGD solvency surplus4	5.2	3.2	63%
IFRS net asset value per share	380p	340p	12%
MCEV net asset value per share5	508p	527p	(4)%

1    Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3    Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG and Asia excludes South Korea.
4    The economic capital and IGD surpluses represent an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

5 In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles.

Cash

1.i - Cash remitted to Group
The flow of sustainable cash remittances from the Group's businesses is a key financial priority. The cash remittances for HY15 were £495 million (HY14: £623 million) including dividends and interest remitted on internal loans.

	6 months 2015 £m	Restated1 6 months 2014 £m	Restated1 Full year 2014 £m
United Kingdom & Ireland Life	287	350	437
United Kingdom & Ireland General Insurance & Health2	-	-	294
France	98	101	264
Poland	81	99	106
Italy	-	-	32
Spain	3	33	68
Other Europe	4	3	3
Europe	186	236	473
Canada	2	-	138
Asia	-	21	23
Other3	20	16	66
Total	495	623	1,431

1    Cash remittances have been restated to include interest remitted on internal loans.
2    FY14 cash remittances include £273 million received from UKGI in February 2015 in respect of 2014 activity.
3    Other includes Aviva Investors and Group Reinsurance.

The decrease in cash remitted to Group is primarily driven by timing, as we have moved to a bi-annual UK Life remittance, in line with the Group dividend payment schedule. Europe cash remittances were adversely impacted by foreign exchange movements and HY14 included a one-off dividend of £16 million driven by a remittance of surplus capital in Spain. In addition, a legal entity restructuring in Poland has deferred the timing of remittance for part of the dividend until 2016. Asia remittances to Group have moved to the second half of 2015.
      We will report excess centre cash flow annually following receipt of all cash remittances. Excess centre cash flow represents cash remitted by business units to the Group centre less central operating expenses and debt financing costs. It is an important measure of the cash that is available to pay dividends, reduce debt, pay exceptional charges or invest back into our business units. It does not include non-operating cash movements such as disposal proceeds or capital injections.

1.ii - Operating capital generation
The active management of the generation and utilisation of capital is a primary Group focus, balancing new business investment and shareholder distribution to deliver our "Cash flow plus growth" investment thesis.

	6 months 2015 £m	6 months 2014 £m	Full year 2014 £m
Operating capital generation1
Life in-force business2	922	885	1,715
General insurance, fund management and other operations	286	272	544
Operating capital generated before investment in new business	1,208	1,157	2,259
Capital invested in new business	(218)	(247)	(319)
Operating capital generated - Group as reported	990	910	1,940

1    Operating capital generation comprises the following components:
- Operating free surplus emergence, including release of required capital, for the life in-force business (net of tax and non-controlling interests);

 -  Operating profits for the general insurance and other non-life businesses net of tax and non-controlling interests from non-covered business only, where non-covered business is that which is outside the scope of Life MCEV methodology; and

 -  Capital invested in new business. For life business this is the impact of initial and required capital on free surplus. For general insurance business this reflects the movement in required capital, which has been assumed to equal the regulatory minimum multiplied by the local management target level. Where appropriate, movements in capital requirements exclude the impact of foreign exchange and other movements deemed to be non-operating in nature.

The amount of operating capital remitted to Group depends on a number of factors including non-operating items and local regulatory requirements.
2    During 2014, internal reinsurance arrangements were undertaken by the UK Annuity business to reinsure an additional 10% to Aviva International Insurance Limited (which occurred in the first half of 2014) and an additional 12.5% to Aviva UK Life & Pensions (which occurred in the second half of 2014). At FY14 these arrangements had an adverse impact on Group MCEV free surplus of £204 million (HY14: £105 million). On an economic capital basis these transactions improve the UK Life position and as a result the adverse impact on MCEV free surplus has therefore been excluded from OCG to reflect the economic substance of the management action.

1.ii - Operating capital generation continued
The analysis of OCG by market and product and service is set out below.

	Life & Other Covered Business OCG				Non-life OCG
6 months 2015 £m	Free surplus emergence	New business strain	Other/ management actions	Life OCG	General insurance and health1	Fund management1	Non- insurance1	Non Life Usage2	Non-life OCG	Total OCG
United Kingdom & Ireland Life	355	(52)	158	461	-	-	1	-	1	462
United Kingdom & Ireland General Insurance & Health	-	-	-	-	194	-	(2)	20	212	212
Europe	296	(146)	27	177	37	-	(6)	(3)	28	205
Canada	-	-	-	-	97	-	-	7	104	104
Asia	50	(42)	23	31	-	-	(9)	(3)	(12)	19
Fund Management	9	(3)	4	10	-	(3)	-	1	(2)	8
Other	-	-	-	-	(2)	-	(21)	3	(20)	(20)
Total Group operating capital generation	710	(243)	212	679	326	(3)	(37)	25	311	990

	Life & Other Covered Business OCG				Non-life OCG
6 months 2014 £m	Free surplus emergence	New business strain	Other/ management actions3	Life OCG	General insurance and health1	Fund management1	Non- insurance1	Non Life Usage2	Non-life OCG	Total OCG
United Kingdom & Ireland Life	237	(52)	232	417	-	-	(3)	-	(3)	414
United Kingdom & Ireland General Insurance & Health	-	-	-	-	208	-	(2)	22	228	228
Europe	380	(153)	7	234	35	-	(4)	(7)	24	258
Canada	-	-	-	-	60	-	1	(21)	40	40
Asia	49	(32)	(22)	(5)	1	1	(10)	-	(8)	(13)
Fund Management	2	-	-	2	-	7	-	(8)	(1)	1
Other	-	-	-	-	(2)	-	(20)	4	(18)	(18)
Total Group operating capital generation	668	(237)	217	648	302	8	(38)	(10)	262	910

	Life & Other Covered Business OCG				Non-life OCG
Full year 2014 £m	Free surplus emergence	New business strain	Other/ management actions3	Life OCG	General insurance and health1	Fund management1	Non- insurance1	Non Life Usage2	Non-life OCG	Total OCG
United Kingdom & Ireland Life	462	(15)	441	888	-	-	(1)	1	-	888
United Kingdom & Ireland General Insurance & Health	-	-	-	-	384	-	-	41	425	425
Europe	693	(272)	32	453	67	-	(11)	(10)	46	499
Canada	-	-	-	-	140	-	-	(4)	136	136
Asia	98	(58)	(15)	25	1	1	(8)	4	(2)	23
Fund Management	14	(5)	(10)	(1)	-	9	-	(7)	2	1
Other	-	-	-	-	9	-	(47)	6	(32)	(32)
Total Group operating capital generation	1,267	(350)	448	1,365	601	10	(67)	31	575	1,940

1 Operating profit net of tax and non-controlling interests from uncovered businesses only, where non-covered business is that which is outside the scope of life MCEV methodology.
2    This reflects the movement in required capital, which has been assumed to equal the regulatory minimum multiplied by the local management target level. Where appropriate, movements in capital requirements exclude the impact of foreign exchange and other movements deemed to be non-operating in nature.

3    During 2014, internal reinsurance arrangements were undertaken by the UK Annuity business to reinsure an additional 10% to Aviva International Insurance Limited (which occurred in the first half of 2014) and an additional 12.5% to Aviva UK Life & Pensions (which occurred in the second half of 2014). At FY14 these arrangements had an adverse impact on Group MCEV free surplus of £204 million (HY14: £105 million). On an economic capital basis these transactions improve the UK Life position and as a result the adverse impact on MCEV free surplus has therefore been excluded from OCG to reflect the economic substance of the management action.

Operating capital generation (OCG) is £990 million, £80 million higher than in the prior year (HY14: £910 million), with OCG from our life businesses generating £679 million (HY14: £648 million).
      Free surplus emergence in the Life OCG was £710 million. This includes a free surplus emergence contribution from Friends Life of £155 million, partially offset by a reduction in Europe of £84 million, reflecting adverse foreign exchange movements, the disposal of Eurovita and Caixa Galacia in 2014 together with a one-off benefit in the prior year from regulatory pension changes in Poland. The expected free surplus emergence in future years is shown in note 1.iii.
      New business strain of £243 million was slightly higher than prior year (HY14: £237 million). New business strain in Friends Life was £48 million, which offset improved new business strain in the rest of the UK and Ireland business reflecting strong performance from equity release during the first half of 2015. In Europe new business strain was lower reflecting positive foreign exchange movements, disposal of Eurovita and Caixa Galacia in 2014 and sales of less capital intensive products in Italy and Spain.
      Other/management actions were £212 million (HY14: £217 million). This reflects a benefit of c£200 million arising from the portfolio transfer of our Irish Life business, Aviva Life and Pensions Ireland Limited, to Aviva Life and Pensions UK Limited on 1 January 2015, which resulted in reduced regulatory capital requirements and reserve releases from alignment with the UK reserving basis. Asia benefitted from a change to the regulatory reserving basis for retail health business in Singapore to align with IFRS and Solvency II, partly offset by cessation of a quota share reinsurance arrangement. HY14 other/management actions included management actions in our UK Life business which benefitted OCG by £184 million.
      Capital generation in our General Insurance and Health businesses was £326 million (HY14: £302 million). In the UK and Ireland capital generation decreased to £194 million (HY14: £208 million) reflecting a lower return on the intercompany loan balance, principally as a result of strategic actions to reduce the level of debt between Aviva Insurance Limited and Group. In Canada, capital generation of £97 million (HY14: £60 million) benefitted from higher prior year reserve releases and non recurrence of the severe winter weather experienced in the first quarter of 2014.
      Non life usage of £25 million (HY14: adverse £10 million) was primarily driven by Canada reflecting favourable changes to local capital requirements and lower claims reserves.

1.iii - Free surplus emergence

Maturity profile of undiscounted free surplus emergence equivalent embedded value cash flows
Total in-force business

Release of future profits and required capital	30 June 2015 £m	31 December 2014 £m
Year 1	1,753	1,137
Year 2	1,604	1,059
Year 3	1,535	1,071
Year 4	1,638	1,204
Year 5	1,632	1,169
Year 6	1,597	1,157
Year 7	1,515	1,088
Year 8	1,469	1,060
Year 9	1,386	981
Year 10	1,327	922
Years 11-15	5,831	4,232
Years 16-20	4,553	3,547
Years 20+	9,169	7,583
Total net of controlling interests1	35,009	26,210

1    2015 includes £8,574 million of free surplus emergence related to the recently acquired Friends Life business.

The table above shows the expected future emergence of profits from the existing business implicit in the equivalent embedded value calculation for life covered in-force business. The cash flows have been split for the first ten years followed by five year tranches depending on the date when the profit is expected to emerge. These profits, which arise from the release of margins in the regulatory reserves as the business runs-off over time, are expected to emerge through operating capital generation (OCG) in future years. The cash flows are real world cash flows, i.e. they are based on the non-economic assumptions used in the MCEV and normalised investment returns. Normalised investment returns are equal to the MCEV risk free rates in addition to a risk premium to allow for the actual return expected to be achieved in the market.
For existing business, the cash flows will generally reduce over time due to lapses, maturities and other benefit payments. Each year new business will increase these profits, following the initial strain at point of sale. This table only includes the business currently in-force.
The total Group OCG for the Life business is £679 million (see note 1.ii). Excluding the recently acquired Friends Life business, the expected free surplus emergence in the OCG of £555 million is broadly equal to half of the year 1 cash flow from 31 December 2014 of £1,137 million. The HY15 total free surplus emergence (including the Friends Life business) of £710 million includes the expected transfers from the value of in-force (VIF) and required capital to free surplus of £699 million (MCEV - Note F5) and also the free surplus component of the expected return on net worth which equals £11 million.
The total real world cash flows, excluding the recently acquired Friends Life business, have increased by £225 million over the first six months of 2015, largely reflecting the positive new business additions net of the run off of existing business, favourable investment returns in the UK and Europe offset by adverse foreign exchange movements in Europe.
The 2015 cash flows above include an increase of £8,574 million as a result of the acquisition of the Friends Life business on 10 April 2015.
The free surplus emergence in the table above only includes business written in the RIEESA when conditions for its release to shareholders are expected to have been met, which is currently in year 4.

2 - Operating Profit: IFRS basis

Group operating profit before tax: IFRS basis
For the six month period ended 30 June 2015

	6 months 2015 £m	Restated1 6 months 2014 £m	Restated1 Full Year 2014 £m
Operating profit before tax attributable to shareholders' profits
Life business
United Kingdom & Ireland	569	483	1,049
France	195	198	412
Poland	63	113	183
Italy	65	76	148
Spain	43	62	126
Turkey	6	6	13
Europe	372	455	882
Asia	79	34	87
Other	1	1	1
Total life business (note 7.i)	1,021	973	2,019
General insurance and health
United Kingdom & Ireland	239	263	499
Europe	59	57	113
Canada	131	83	189
Asia	(4)	1	(2)
Other	(3)	(1)	9
Total general insurance and health (note 7.ii)	422	403	808
Fund management
Aviva Investors2	32	41	79
United Kingdom2	-	6	6
Asia	1	1	1
Total fund management	33	48	86
Other
Other operations (note A1)	(57)	(54)	(105)
Market operating profit	1,419	1,370	2,808
Corporate centre (note A2)	(79)	(64)	(132)
Group debt costs and other interest (note A3)	(170)	(235)	(463)
Operating profit before tax attributable to shareholders' profits	1,170	1,071	2,213
Tax attributable to shareholders' profit	(304)	(254)	(563)
Non-controlling interests	(82)	(84)	(143)
Preference dividends and other3	(23)	(21)	(86)
Operating profit attributable to ordinary shareholders	761	712	1,421

Operating earnings per share4	22.1p	24.2p	48.3p

1    Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

2    The UK Retail fund management business was transferred from UK Life to Aviva Investors on 9 May 2014 and hence is included in Aviva Investors from 9 May 2014 onwards.
3    Other includes coupon payments in respect of direct capital instruments (DCI) and fixed rate tier 1 notes (net of tax).
4    Net of tax, non-controlling interests, preference dividends, coupon payments in respect of direct capital instruments (DCI) and fixed rate tier 1 notes (net of tax). The calculation of basic earnings per share uses a weighted average of 3,437 million (HY14: 2,941 million; FY14: 2,943 million) ordinary shares in issue, after deducting shares owned by the employee share trusts.

Overall operating profit was £1,170 million (HY14: £1,071 million). Excluding the contribution from the Friends Life businesses acquired in April 2015 of £174 million, adverse foreign exchange movements of £54 million, impact of disposals of £22 million and lower non-recurring items of c£85 million, operating profit improved by £86 million.
      The life business result was £1,021 million (HY14: £973 million), up 10% on a constant currency basis. Friends Life contributed £120 million to UK Life and £38 million to Asia through Friends Provident International ("FPI"). Operating profit includes a net benefit in UK Life of c£50 million (HY14: £100 million) from management actions including £22 million relating to expense reserve releases following property restructuring. In Poland, HY14 operating profit included a non-recurring benefit of £35 million1 from a regulatory pension change.
      The general insurance and health business benefitted from benign weather and higher positive prior year development of £74 million (HY14: £30 million benefit to operating profit). Overall LTIR reduced to £205 million (HY14: £248 million), with £24 million of this decrease due to the lower balance on the UKGI internal loan which is neutral at an overall Group level, while the remainder mainly reflects lower investment yields.
      Lower fund management operating profit reflects increased operating expenses incurred to support the development of the business and the disposal of River Road in June 2014.
      Operating earnings per share has reduced to 22.1p (HY14: 24.2p), mainly driven by the increase in the weighted average number of shares following the Friends Life acquisition (3,437 million at HY15 compared to 2,941 million at HY14).

1 On a constant currency basis.

3 - Expenses

a) Expenses

	6 months 2015 £m	6 months 2014 £m
United Kingdom & Ireland Life	369	278
United Kingdom & Ireland General Insurance & Health	364	378
Europe	267	306
Canada	158	161
Asia	65	45
Aviva Investors	169	143
Other Group activities	106	88
Operating cost base	1,498	1,399
Integration & restructuring costs	172	42
Expense base	1,670	1,441

The table below shows the lines of the IFRS consolidated income statement in which operating expenses have been included:

	6 months 2015 £m	6 months 2014 £m
Claims handling costs1	170	175
Non-commission acquisition costs2	480	418
Other expenses	848	806
Operating cost base	1,498	1,399

1    As reported within net claims and benefits paid of £10,402 million (HY14: £9,976 million).
2    As reported within fee and commission expense of £1,933 million (HY14: £1,739 million).

Overall operating expenses for HY15 were £1,498 million (HY14: £1,399 million), including £141 million of expenses from Friends Life in the period, following its acquisition in April 2015. Excluding Friends Life, operating expenses reduced by £42 million to £1,357 million (HY14: £1,399 million). Within this total, there was a £43 million benefit from foreign exchange movements, meaning that underlying expenses were flat compared with HY14, with cost reductions (primarily in the UK) offset by investment to support growth (mainly in Aviva Investors and Asia).
      In the UK and Ireland, both the life and general insurance businesses have achieved savings by reducing headcount, mainly as a result of process automation and simplification, together with the continued benefits from previous cost reduction initiatives. In addition, the UK retail fund management business was transferred from UK Life to Aviva Investors in May 2014. The total costs of £369 million in UK and Ireland Life included Friends UK operating expenses of £115 million in HY15.
      Total operating expenses of our European markets reduced to £267 million (HY14: £306 million) and remained broadly stable in constant currency. In Canada, operating expenses were down to £158 million (HY14: £161 million) but increased by 1% on a constant currency basis as a result of the continued investment in business growth.
      Total operating expenses for Asia increased by £20 million to £65 million (HY14: £45 million), with £16 million of this increase resulting from the inclusion of FPI in the current period, while the remainder was mostly driven by investment to support business growth in Singapore.
      In Aviva Investors, operating expenses increased to £169 million (HY14: £143 million), mainly due to higher expenses incurred to support the further development of the business, together with the inclusion of both the UK retail fund management business (transferred from UK Life in May 2014) and Friends Life Investments (£4 million operating expenses in HY15).
      Other Group activities, which include Group centre costs, were £106 million (HY14: £88 million). Excluding centre costs relating to Friends Life of £6 million, operating expenses in Other Group activities were £100 million (HY14: £88 million).

Integration and restructuring costs were £172 million (HY14: £42 million), principally driven by transaction and integration activities in relation to the acquisition of Friends Life. In addition, expenses associated with the Solvency II programme were £46 million (HY14: £39 million).

b) Operating expense ratios

	6 months 2015	Restated1 6 months 2014
Life2	33.9%	30.0%
General insurance3	14.1%	14.6%
Health3	12.3%	13.6%
Fund management4	13bps	12bps
Group total5	52.8%	51.7%

1    Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

2    Life non-commission acquisition and administration expenses gross of DAC on new business expressed as a percentage of Life operating income.
3    Written expenses including claims handling costs expressed as a percentage of net written premiums.
4    Aviva Investors' operating expenses expressed as a percentage of average funds under management.
5    Group operating expenses expressed as a percentage of operating profit before operating expenses and group debt costs.

The overall operating expense ratio has increased principally because operating profit in the prior period benefitted from higher non-recurring items, mainly in UK Life and Poland.

4 - Value of new business by market

Gross of tax and non-controlling interests	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
United Kingdom	253	177	473
Ireland	7	6	9
United Kingdom & Ireland	260	183	482
France	98	110	205
Poland	30	34	64
Italy - excluding Eurovita	39	26	63
Spain - excluding CxG	13	14	30
Turkey	12	14	30
Europe	192	198	392
Asia - excluding South Korea	76	61	122
Aviva Investors1	6	2	9
Value of new business - excluding Eurovita, CxG & South Korea	534	444	1,005
Eurovita, CxG & South Korea	-	-	4
Total value of new business	534	444	1,009

1    UK retail fund management business was transferred from UK Life to Aviva Investors on 9 May 2014 and hence is included in Aviva Investors from 9 May 2014 onwards.

The Group's value of new business2 (VNB) increased to £534 million (HY14: £444 million), up 25% on a constant currency basis, primarily driven by strong performances in the UK, Italy and Asia. This includes a £23 million contribution to HY15 VNB from Friends Life, following the acquisition of this business in April 2015. Overall VNB excluding Friends Life grew by 15% to £511 million (HY14: £444 million), an increase of 19% on a constant currency basis.
In the UK, VNB was £253 million (HY14: £177 million), with the current period benefitting from £21 million VNB from Friends UK. Excluding Friends UK, VNB in the UK improved 31% to £232 million (HY14: £177 million), mainly reflecting higher margins on pension and health business, together with increased sales of bulk purchase annuities and equity release products. This increase was partly offset by the lower level of individual annuity volumes compared to the prior period following the announcements made in the 2014 UK budget. Ireland's VNB improved 17%4 as a result of higher sales and improved margins on pensions and savings products, partially offset by lower volumes and reduced margins on protection business.
VNB in Europe increased 7%3,4 largely driven by a strong performance in Italy. VNB in France was down by 1%4 mostly due to lower margins on with-profits business as lower risk free rates increase the cost of guarantees, partly offset by volume growth on protection business. In Poland, VNB decreased by 1%3,4 as the prior period included an £8 million one-off benefit from regulatory pension changes in Lithuania. Excluding this, Polish VNB grew by 29%3,4 primarily from increased sales of higher margin protection business. VNB in Italy was up by 66%3,4 mainly driven by higher margins on with-profits products following management actions to reduce the cost of guarantees, together with an improved mix on protection business. In Spain, VNB decreased by 2%3,4 mainly driven by reduced sales of with-profits business following management actions to reduce guarantees available and reduced margins on these products following a fall in risk free rates. The 6%4 decline in Turkey was the result of a reduction in our share of the business following the partial IPO, partly offset by higher sales of pension products with an underlying VNB growth in this business of 13%4.
In Asia, VNB3 was £76 million (HY14: £61 million), reflecting a continued focus on sales of higher margin products, particularly protection products in China and Singapore as well as retail health business in Singapore. In addition, the current period includes a £2 million contribution from FPI.
VNB in Aviva Investors was £6 million (HY14: £2 million) following the transfer of the UK retail fund management business from UK Life in May 2014.

2    The trend analysis of VNB and present value of new business premiums (PVNBP) is included in Supplementary Information, section E: VNB & sales analysis.
3    Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG and Asia excludes South Korea.
4    On a constant currency basis.

5 - General insurance combined operating ratio (COR)

	Net written premiums			Claims ratio2			Commission and expense ratio3			Combined operation ratio4
	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m	6 months 2015%	6 months 2014%	Full Year 2014%	6 months 2015%	6 months 2014%	Full Year 2014%	6 months 2015%	6 months 2014%	Full Year 2014%
United Kingdom1	1,851	1,836	3,663	62.0	61.1	61.0	31.2	33.2	33.8	93.2	94.3	94.8
Ireland	134	136	272	65.5	67.4	67.1	28.0	29.2	29.5	93.5	96.6	96.6
United Kingdom & Ireland	1,985	1,972	3,935	62.2	61.5	61.4	31.0	32.9	33.5	93.2	94.4	94.9
Europe	674	747	1,313	67.4	69.6	69.7	26.9	26.8	28.0	94.3	96.4	97.7
Canada	1,013	1,026	2,104	60.9	66.4	65.5	31.0	30.4	30.6	91.9	96.8	96.1
Asia	6	7	13	71.6	72.1	65.3	39.3	27.5	32.5	110.9	99.6	97.8
Other5	-	5	7
Total	3,678	3,757	7,372	62.8	64.5	64.0	30.3	31.0	31.7	93.1	95.5	95.7

1    United Kingdom excluding Aviva Re and agencies in run-off.
2    Claims ratio: incurred claims expressed as a percentage of net earned premiums.
3 Commission and Expense ratio: written commissions and expenses expressed as a percentage of net written premiums.
4    Combined operating ratio: aggregate of claims ratio and commission and expense ratio.
5    Other includes Aviva Re.

Group combined operating ratio (COR) for the period was 93.1% (HY14: 95.5%), with improvements across most markets.
      In the UK and Ireland, GI COR improved by 1.2pp to 93.2% (HY14: 94.4%), driven by a lower commission and expense ratio. In the UK, the claims ratio was 62.0% (HY14: 61.1%) as the benefit from benign weather was more than offset by less favourable prior year claims development. The lower commission and expense ratio of 31.2% (HY14: 33.2%) resulted from cost savings as well as lower sales commissions following selected exits from elements of personal lines and a shift in mix of business. Ireland's GI COR was better at 93.5% (HY14: 96.6%), reflecting an improvement in the overall claims and commission and expense ratios as lower expenses and the favourable weather experience more than offset the lower prior year reserve releases.
Europe's GI COR improved by 2.1pp to 94.3% (HY14: 96.4%), mostly driven by a lower claims ratio following the disposal of the Turkish general insurance business in December 2014. Excluding Turkey GI, Europe's GI COR was marginally better at 94.3% (HY14: 94.4%) as favourable claims experience in Italy and expense efficiencies across all markets were partly offset by higher commissions in Italy, growth in high commission lines in Poland and an increased frequency of large losses in France.
In Canada, GI COR improved by 4.9pp to 91.9% (HY14: 96.8%), driven by a lower claims ratio primarily reflecting favourable prior year development and an improvement on the severe winter weather experienced in 1Q14. The commission and expense ratio deteriorated by 0.6pp mainly reflecting a shift in mix of business.
We continue to apply our reserving policy consistently and to focus on understanding the true cost of claims to ensure that reserves are maintained at an appropriate level. Prior year reserve movements will vary year to year but our business is predominantly short tail in nature and the loss development experience is generally stable. In HY15 we have had a positive prior year development in our GI & Health business, benefitting operating profit by £74 million (HY14: £30 million benefit to operating profit), as higher releases in Canada were partially offset by less favourable prior year development mostly in the UK and Ireland.

Underlying combined operating ratio

	UK & Ireland		Europe		Canada		Total
	6 months 2015%	6 months 2014%	6 months 2015%	6 months 2014%	6 months 2015%	6 months 2014%	6 months 2015%	6 months 2014%
Underlying claims ratio1	66.2	64.8	70.4	67.0	66.7	63.2	67.0	64.5
Prior year reserve strengthening/(release)2	(0.5)	(2.4)	(1.5)	2.6	(5.8)	(0.9)	(2.1)	(0.8)
Weather over/(under) long term average3	(3.5)	(0.9)	(1.5)	-	-	4.1	(2.1)	0.8
Claims ratio	62.2	61.5	67.4	69.6	60.9	66.4	62.8	64.5
Commission and expense ratio4	31.0	32.9	26.9	26.8	31.0	30.4	30.3	31.0
Combined operating ratio	93.2	94.4	94.3	96.4	91.9	96.8	93.1	95.5

1 Underlying claims ratio represents the claims ratio adjusted to exclude prior year claims development and weather variations vs. expectations, gross of the impact of profit sharing arrangements.
2 Prior year reserve strengthening/(release) represents the changes in the ultimate cost of the claims incurred in prior years, gross of the impact of profit sharing arrangements.
3    Weather over/(under) long term average represents the difference between the reported net incurred cost of general insurance claims that have occurred as a result of weather events and the equivalent long term average expected net costs, gross of the impact of profit sharing arrangements.

4 Commission and expense ratio includes the impact of profit sharing arrangements.

Group underlying claims ratio for the period worsened by 2.5pp to 67.0% (HY14: 64.5%), across all markets. In the UK and Canada, industry trends of increased frequency on personal motor business adversely impacted both markets. In addition, Canada experienced an adverse large loss experience, mainly in personal property business, while underwriting actions to improve profitability in the UK were offset by the impact of 2014 personal motor rate reductions earning through into 2015. In Europe, the underlying claims ratio was 70.4% (HY14: 67.0%). Excluding Turkey GI, the underlying claims ratio worsened by 2.1pp to 70.4% (HY14: 68.3%), mainly driven by higher large losses in France.

Business unit performance

6.i - United Kingdom and Ireland Life

	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
Cash remitted to Group	287	350	437
Life operating profit: IFRS basis (restated)1	569	483	1,049
Expenses
Operating expenses	369	278	565
Integration and restructuring costs	86	14	28
	455	292	593
Value of new business	260	183	482

1    Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

Cash
During the first half of 2015, the cash remitted to Group was £287 million (HY14: £350 million), the reduction being primarily driven by timing, as we have moved to a bi-annual UK Life remittance, in line with the Group dividend payment schedule.

Operating profit: IFRS basis
UK and Ireland life operating profit for HY15 was £569 million (HY14: £483 million), an £86 million improvement compared with the prior period.
Overall UK Life operating profit was £555 million (HY14: £476 million). This includes a contribution of £120 million by Friends UK to overall operating profit following its acquisition in April 2015. Excluding Friends UK, UK Life operating profit has fallen 9% to £435 million (HY14: £476 million). HY14 included a £100 million benefit from expense reserve releases following actions taken to reduce the current and future cost base. HY15 includes non-recurring items of c£50 million, including £22 million in relation to expense reserve releases following property restructuring, and various other smaller reserve releases as part of the ongoing back book review. Excluding these items, profit was broadly flat with reductions in expenses offset by lower expected returns as a result of de-risking activity.
In Ireland, life operating profit improved by £7 million to £14 million (HY14: £7 million), largely due to the one-off benefit of the portfolio transfer to UK Life.

Expenses
Overall UK operating expenses were £354 million (HY14: £263 million), including £115 million of expenses from Friends UK in HY15 following its acquisition. Excluding Friends UK, UK operating expenses reduced by 9% to £239 million (HY14: £263 million) reflecting cost savings within the business mainly as a result of process automation and simplification. Overall UK integration and restructuring costs were £82 million (HY14: £8 million), with £71 million costs from integration activity. The remainder relates largely to Solvency II costs.
      Ireland operating expenses remained stable at £15 million (HY14: £15 million), while integration and restructuring costs decreased to £4 million (HY14: £6 million).

Value of new business
Value of new business (VNB) was £260 million (HY14: £183 million).
In the UK, VNB was £253 million (HY14: £177 million). VNB in UK Life excluding Friends UK improved 31% to £232 million (HY14: £177 million), mainly reflecting higher margins on pension and health business, together with increased sales of bulk purchase annuities and equity release products. This increase was partly offset by the lower level of individual annuity volumes compared to the prior period following the announcements made in the 2014 UK budget. Friends UK VNB was £21 million since acquisition and is principally protection business as the individual annuities market continues to decline.
In Ireland, VNB slightly increased at £7 million (HY14: £6 million) and grew 17% on a constant currency basis as a result of higher sales and improved margins on pensions and savings products, partially offset by lower volumes and reduced margins on protection business.

6.ii - United Kingdom and Ireland general insurance & health

	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
Cash remitted to Group1	-	-	294
Operating profit: IFRS basis	239	263	499
Expenses
Operating expenses	364	378	755
Integration and restructuring costs	13	5	11
	377	383	766
Combined operating ratio2	93.2%	94.4%	94.9%

1    FY14 cash remittances include £273 million received from UKGI in February 2015 in respect of 2014 activity.
2    General insurance business only.

Cash
Dividends from the business are expected to be paid in Q4 2015.

Operating profit: IFRS basis
UK and Ireland general insurance and health operating profit was £239 million (HY14: £263 million), a reduction of £24 million mainly as a result of the lower intercompany loan balance which is neutral at an overall Group level.
      In UK general insurance, operating profit was £223 million (HY14: £251 million). Within this, the underwriting result was £115 million (HY14: £114 million) with the benefit from benign weather and expense savings being partly offset by less favourable prior year claims development experienced in HY15 than in the prior period. The personal lines underwriting result declined to £43 million (HY14: £60 million) largely due to reserve strengthening in HY15 compared to releases in HY14, partly offset by lower weather-related claims. The underwriting result in commercial lines improved to £72 million (HY14: £54 million), mostly reflecting higher reserve releases and more favourable weather experience than in HY14. UKGI net written premiums (NWP) increased 1% year on year to £1,851 million (HY14: £1,836 million), primarily driven by growth in personal motor business.
      UK Health reported an operating loss of £(2) million (HY14: £(1) million loss) due to continuing adverse claims experience.
      In Ireland, general insurance and health operating profit increased to £18 million (HY14: £13 million), mainly driven by an improved general insurance underwriting result of £6 million (HY14: £nil).

Expenses
UK general insurance operating expenses reduced by 3% to £318 million (HY14: £328 million) reflecting the impact of a reduction in headcount and continued focus on cost control. In Ireland, operating expenses decreased to £46 million (HY14: £50 million).
      UK and Ireland's integration and restructuring costs increased to £13 million (HY14: £5 million) mainly as a result of operational restructuring to simplify the business and reduce property costs by focusing on a smaller number of core locations, following the Friends Life acquisition.

Combined operating ratio2

	Claims ratio			Commission and expense ratio			Combined operating ratio
United Kingdom & Ireland	6 months 2015%	6 months 2014%	Full Year 2014%	6 months 2015%	6 months 2014%	Full Year 2014%	6 months 2015%	6 months 2014%	Full Year 2014%
Personal	65.7	62.4	62.4	30.0	33.1	33.9	95.7	95.5	96.3
Commercial	57.1	60.3	59.9	32.4	32.5	32.9	89.5	92.8	92.8
Total	62.2	61.5	61.4	31.0	32.9	33.5	93.2	94.4	94.9

2    General insurance business only.

The UK & Ireland general insurance combined operating ratio (COR) has improved by 1.2pp to 93.2% (HY14: 94.4%), mainly due to a lower commission and expense ratio.
      Performance in UKGI has improved to 93.2% (HY14: 94.3%), driven by cost savings as well as lower sales commissions following selected exits from elements of personal lines and a shift in mix of business. This was partly offset by a deterioration in the claims ratio where the benefit from benign weather was more than offset by less favourable prior year claims development.
      Ireland COR was 93.5% (HY14: 96.6%) as lower expenses and the favourable weather experience more than offset the adverse impact from lower prior year reserve releases.

6.iii - Europe1

	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
Cash remitted to Group (restated)2	186	236	473
Operating profit: IFRS basis (restated)3
Life (restated)3	372	455	882
General insurance & health	59	57	113
	431	512	995
Expenses
Operating expenses	267	306	596
Integration and restructuring costs	10	1	17
	277	307	613
Value of new business
Value of new business - excluding Eurovita & CxG	192	198	392
Effects of disposals/Assets held for sale (Eurovita & CxG)	-	(5)	(1)
	192	193	391
Combined operating ratio4	94.3%	96.4%	97.7%
Combined operating ratio4 - excluding Turkey	94.3%	94.4%	96.0%

1    Our European business includes life and general insurance business written in France, Poland, Italy, and Turkey (GI business disposed of in December 2014), life business in Spain and health business in France.

2 Cash remittances have been restated to include interest remitted on internal loans.

3    Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

4 General insurance business only.

There has been a weakening of the Euro, the Polish Zloty and the Turkish Lira by 11%, 11% and 9% respectively (average rate) over the period which has had an impact across all metrics except combined operating ratio.

Cash
Cash remitted to Group during the period was £186 million (HY14: £236 million), with remittances received from France, Poland, Spain and Turkey. The decrease was primarily due to Spain, which benefitted from a £16 million one-off dividend in HY14 driven by remittance of surplus capital. In addition, a legal entity restructuring in Poland has deferred the timing of remittance for part of the dividend until 2016.

Life operating profit: IFRS basis
Life operating profit was £372 million (HY14: £455 million), a reduction of £83 million, with £46 million of this decrease a result of adverse foreign exchange movements in the period. Excluding foreign exchange movements, the adverse impact of the disposals of Eurovita and CxG, as well as the one-off benefit in HY14 from regulatory pension changes in Poland, overall life operating profit improved by 6% despite lower yields on investments.
      In France, operating profit was 2% lower at £195 million (HY14: £198 million) but up by 10% on a constant currency basis, mainly from portfolio growth and a continued improvement in mix towards unit-linked products, together with strong results from UFF, our majority-owned broker business. Italy's operating profit5 increased to £65 million (HY14: £63 million), up 14% on a constant currency basis, mostly due to improved margins on with-profits business. Operating profit5 in Poland reduced to £63 million (HY14: £113 million), down 38% on a constant currency basis largely due to a £39 million one-off regulatory pension change benefitting the prior period. In Spain, operating profit5 decreased to £43 million (HY14: £48 million) but was broadly flat on a constant currency basis despite lower savings margins reflecting lower yields. Operating profit in Turkey was stable at £6 million despite adverse foreign exchange movements and a lower ownership share of the business following the partial IPO in the second half of 2014.

General insurance & health operating profit: IFRS basis
Operating profits increased by 4% to £59 million (HY14: £57 million), up 18% on a constant currency basis mainly driven by the disposal of the loss-making Turkey GI business in December 2014. Operating profits in Poland and Italy were broadly stable at £5 million and £16 million respectively (HY14: £6 million, £17 million) but improved by 3% and 6% respectively on a constant currency basis, mainly reflecting favourable claims experience. In France, operating profit was £38 million (HY14: £43 million), with the reduction largely due to the adverse foreign exchange movement.

Expenses
Operating expenses improved to £267 million (HY14: £306 million) and remained broadly stable in constant currency. Integration and restructuring costs of £10 million (HY14: £1 million) relate largely to Solvency II costs.

Value of new business
Europe's value of new business5 (VNB) was £192 million (HY14: £198 million), an increase of 7% in constant currency, mainly as a result of a strong performance in Italy. VNB in Italy was up by 66%5,6 mainly driven by higher margins on with-profits products following management actions to reduce the cost of guarantees, together with an improved mix on protection business. In Poland, VNB decreased by 1%5,6 as the prior period benefitted from an £8 million one-off from regulatory pension changes in Lithuania. Excluding this, Polish VNB grew by 29%5,6 primarily from increased sales of higher margin protection business. VNB in France was down by 1%6 mostly due to lower margins on with-profits business as lower risk free rates increase the cost of guarantees, partly offset by volume growth on protection business. In Spain, VNB decreased by 2%5,6 mainly driven by reduced sales of with-profits business following management actions to reduce guarantees available and reduced margins on these products following a fall in risk free rates. The 6%6 decline in Turkey was the result of a reduction in our share of the business following the partial IPO, partly offset by higher sales of pension products, with an underlying VNB growth in this business of 13%6.

5    Poland includes Lithuania, Italy excludes Eurovita and Spain excludes CxG.
6    On a constant currency basis.

6.iii - Europe continued

Combined operating ratio1

	Claims ratio			Commission and expense ratio			Combined operating ratio
Europe	6 months 2015%	6 months 2014%	Full Year 2014%	6 months 2015%	6 months 2014%	Full Year 2014%	6 months 2015%	6 months 2014%	Full Year 2014%
France	69.2	68.7	70.1	25.2	25.7	26.8	94.4	94.4	96.9
Poland	55.9	55.4	57.6	38.8	34.8	38.4	94.7	90.2	96.0
Italy	64.8	68.5	66.6	29.3	26.7	27.4	94.1	95.2	94.0
Turkey	-	108.2	101.5	-	38.3	45.4	-	146.5	146.9
Total	67.4	69.6	69.7	26.9	26.8	28.0	94.3	96.4	97.7

1    General insurance business only.

Combined operating ratio has improved to 94.3% (HY14: 96.4%), mostly driven by a lower claims ratio following the disposal of the Turkish general insurance business in December 2014. Excluding Turkey GI, Europe's GI COR was marginally better at 94.3% (HY14: 94.4%) as favourable claims experience in Italy and expense efficiencies across all markets were partly offset by higher commissions in Italy, growth in high commission lines in Poland and an increased frequency of large losses in France.
      Net written premiums (NWP) for the general insurance and health business were £802 million (HY14: £885 million). Excluding Turkey GI, NWP increased by 4% on a constant currency basis, predominantly driven by continued growth in motor and commercial property businesses in France.

6.iv - Canada

	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
Cash remitted to Group	2	-	138
General Insurance operating profit: IFRS basis	131	83	189
Expenses
Operating expenses	158	161	316
Integration and restructuring costs	2	1	4
	160	162	320
Combined operating ratio	91.9%	96.8%	96.1%

Cash
Cash paid to Group during the period was £2 million (HY14: £nil), with the remaining cash remittance expected to be paid in the second half of the year.

Operating profit: IFRS basis
General insurance operating profit was £131 million (HY14: £83 million), an increase of £48 million compared with the prior period. Within this, the underwriting result of £82 million (HY14: £30 million) benefitted from £50 million higher prior year reserve releases and an improvement on the severe winter weather experienced in 1Q14. Longer-term investment return reduced 9% to £51 million (HY14: £56 million), down 7% on a constant currency basis as a result of lower reinvestment yields.

Expenses
Operating expenses reduced to £158 million (HY14: £161 million) but increased by 1% on a constant currency basis driven by the continuing volume growth as gross written premiums improved by 4% in constant currency. Integration and restructuring costs were broadly stable at £2 million (HY14: £1 million).

Combined operating ratio

	Claims ratio			Commission and expense ratio			Combined operating ratio
Canada	6 months 2015%	6 months 2014%	Full Year 2014%	6 months 2015%	6 months 2014%	Full Year 2014%	6 months 2015%	6 months 2014%	Full Year 2014%
Personal	65.2	68.6	68.1	28.4	27.9	28.3	93.6	96.5	96.4
Commercial	53.4	62.7	61.1	35.8	34.7	34.4	89.2	97.4	95.5
Total	60.9	66.4	65.5	31.0	30.4	30.6	91.9	96.8	96.1

Combined operating ratio has improved by 4.9pp to 91.9% (HY14: 96.8%), driven by a lower claims ratio primarily reflecting favourable prior year development and improved weather experience. The commission and expense ratio has deteriorated by 0.6pp mainly as a result of a shift in mix of business.
Net written premiums were 1% lower at £1,013 million (HY14: £1,026 million), but up 1% on a constant currency basis. The growth predominantly reflects improved retention across personal lines driving underlying policy growth, with rate increases on personal property and across commercial lines.

6.v - Asia

	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
Cash remitted to Group	-	21	23
Operating profit: IFRS basis
Life	79	34	87
General insurance & health	(4)	1	(2)
	75	35	85
Expenses
Operating expenses	65	45	80
Integration and restructuring costs	-	-	1
	65	45	81
Value of new business
Value of new business - excluding South Korea	76	61	122
Effects of disposals (South Korea)	-	5	5
	76	66	127
Combined operating ratio1	110.9%	99.6%	97.8%

1    General insurance business only.

Cash
Dividends from the business are expected to be paid in the second half of the year.

Operating profit: IFRS basis
Overall operating profit from life and general insurance and health business was £75 million (HY14: £35 million). Life operating profits were £79 million (HY14: £34 million). Within this, FPI contributed £38 million to the life result since its acquisition in April 2015. Life operating profits net of amortisation of acquired value of in-force business were £32 million with FPI contributing a £9 million loss. Excluding FPI, life operating profit in Asia grew to £41 million (HY14: £34 million), mainly reflecting higher new business contribution and favourable experience variances in Singapore. The non-life business reported a £(4) million loss (HY14: £1 million profit), largely driven by Singapore Health as a result of adverse claims experience in the current period.

Expenses
Overall operating expenses were £65 million (HY14: £45 million), including £16 million of expenses from FPI in HY15. Operating expenses excluding FPI increased 9% to £49 million (HY14: £45 million), mostly due to investment to support business growth and transformation initiatives in Singapore, mainly relating to digital capability.

Value of New Business
Value of new business2 (VNB) improved 25% to £76 million (HY14: £61 million), up 18% on a constant currency basis. Singapore's VNB increased £11 million to £48 million (HY14: £37 million), following higher sales of protection and retail health business. VNB in China improved by £3 million to £23 million (HY14: £20 million) largely driven by a continued shift towards higher margin protection products. The inclusion of FPI benefitted HY15 overall VNB by £2 million.

Combined Operating Ratio
Combined operating ratio for the general insurance business was 110.9% (HY14: 99.6%), mainly as a result of higher expenses to support growth offset by a small reduction in the general insurance claims ratio compared with the prior period. Net written premiums for the general insurance and health business increased 17% to £61 million (HY14: £52 million), up 16% on a constant currency basis, as growth in the Singapore health business more than offset the adverse impact from a change in shareholding of our Indonesian health business.

2    Asia excludes South Korea.

6.vi - Fund Management

	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
Cash remitted to Group1	20	16	16
Operating profit: IFRS basis
Aviva Investors	32	41	79
United Kingdom	-	6	6
Asia	1	1	1
	33	48	86
Aviva Investors: Operating profit: IFRS basis
Fund management	32	41	79
Other operations	-	-	(18)
	32	41	61
Expenses1
Operating expenses	169	143	298
Integration and restructuring costs	2	(5)	4
	171	138	302
Value of new business1	6	2	9

1 Only includes Aviva Investors.

Cash
Cash remitted to Group during the period increased by 25% to £20 million (HY14: £16 million), primarily reflecting a higher remittance by Aviva Investors France.

Operating profit: IFRS basis
Operating profit generated by Aviva Investors decreased to £32 million (HY14: £41 million), mainly due to higher expenses, together with the adverse impact of the disposal of the River Road business in June 2014. This was partially offset by a £10 million increased contribution from the UK retail fund management business which transferred from UK Life in May 2014, and a £2 million contribution from Friends Life Investments which was acquired in April 2015.

Expenses
Operating expenses in Aviva Investors were £169 million (HY14: £143 million), including £4 million expenses from Friends Life Investments. Excluding Friends Life Investments, operating expenses increased by £22 million to £165 million (HY14: £143 million), mainly due to the transfer of the UK retail fund management business as well as investment to support the further development of the business. This was partly offset by a reduction in costs as a result of the River Road disposal.
      Integration and restructuring costs of £2 million (HY14: £(5) million credit) relate largely to Solvency II costs.

Value of New Business
Value of new business in Aviva Investors was £6 million (HY14: £2 million) following the transfer of the UK retail fund management business from UK Life.

Net flows and funds under management - Aviva Investors

	Internal £m	External £m	Total £m
Aviva Investors
Funds under management at 1 January 2015	200,415	45,483	245,898
Gross Sales	7,678	2,773	10,451
Gross claims/redemptions	(9,063)	(3,086)	(12,149)
Market movements and other2	(1,867)	(2,064)	(3,931)
Acquisition of Friends Life	22,339	-	22,339
Funds under management at 30 June 2015	219,502	43,106	262,608

2 'Market movements and other' includes external liquidity outflows of £1.1 billion.

Aviva Investors funds under management have increased by £16.7 billion to £262.6 billion (HY14: £245.9 billion) during the first half of the year. This was driven by the transfer of funds directly managed by Friends Life Investments, following the acquisition of Friends Life in April 2015. Excluding this, funds under management have decreased by £5.6 billion as positive market movements have been more than offset by the adverse impact of the Euro exchange rate, primarily on our French business, and net fund outflows. Our new flagship Aviva Investors multi strategy (AIMS) fund range achieved net external inflows of £0.3 billion since the start of the year.

7.i - Life business profit drivers
Life business operating profit before shareholder tax for continuing operations increased by 5% to £1,021 million (HY14:
£973 million), including a contribution of £158 million from Friends Life. Excluding Friends Life, operating profit decreased by 11% to £863 million, with an adverse foreign exchange impact on the life business result of £45 million during the period largely driven by the weakening of the Euro. On a constant currency basis excluding Friends Life businesses, life operating profit has reduced by 7%, largely due to less positive non-recurring items in HY15 compared to HY14.
Overall, total income increased by 12% to £1,745 million (HY14: £1,555 million) and total expenses increased by 17% to £874 million (HY14: £749 million). This increase in net income of £65 million was offset by a lower benefit from DAC and other items to give a total increase in life operating profit of £48 million for the half year.

	United Kingdom & Ireland			Europe			Asia			Total
	6 months 2015 £m	Restated2 6 months 2014 £m	Restated2 Full Year 2014 £m	6 months 2015 £m	Restated2 6 months 2014 £m	Restated2 Full Year 2014 £m	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m	6 months 2015 £m	Restated2 6 months 2014 £m	Restated2 Full Year 2014 £m
New business income	251	200	462	102	105	227	73	61	126	426	366	815
Underwriting margin	103	62	175	109	130	230	35	26	58	247	218	463
Investment return	547	391	738	494	551	1,113	31	29	50	1,072	971	1,901
Total Income	901	653	1,375	705	786	1,570	139	116	234	1,745	1,555	3,179
Acquisition expenses	(188)	(151)	(278)	(116)	(142)	(263)	(63)	(48)	(96)	(367)	(341)	(637)
Administration expenses	(253)	(162)	(364)	(226)	(225)	(467)	(28)	(21)	(36)	(507)	(408)	(867)
Total Expenses	(441)	(313)	(642)	(342)	(367)	(730)	(91)	(69)	(132)	(874)	(749)	(1,504)
DAC and other	109	143	316	9	36	42	31	(13)	(15)	149	166	343
	569	483	1,049	372	455	882	79	34	87	1,020	972	2,018
Other business1										1	1	1
Total										1,021	973	2,019

  1    Other business includes the total result for Aviva Investors Pooled Pensions and Aviva Life Reinsurance.

2    Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on total equity for any period presented as a result of this restatement.

Income: New business income and underwriting margin

	United Kingdom & Ireland		Europe		Asia		Total
	6 months 2015 £m	Restated 6 months 2014 £m	6 months 2015 £m	6 months 2014 £m	6 months 2015 £m	6 months 2014 £m	6 months 2015 £m	Restated 6 months 2014 £m
New business income (£m)	251	200	102	105	73	61	426	366
APE (£m)1	894	713	498	584	192	147	1,584	1,444
As margin on APE (%)	28%	28%	20%	18%	38%	41%	27%	25%
Underwriting margin (£m)	103	62	109	130	35	26	247	218
Analysed by:
Expenses	27	14	25	29	19	19	71	62
Mortality and longevity	76	50	73	89	13	4	162	143
Persistency	-	(2)	11	12	3	3	14	13

1    APE excludes UK Retail Fund Management and Health business in UK & Ireland and Asia.

(a) New business income
New business income increased to £426 million (HY14: £366 million), mainly driven by the inclusion of Friends Life contribution of £48 million.
The net contribution from new business is the new business income less associated acquisition expenses (see (g) below). This increased to a profit of £59 million (HY14: profit of £25 million).
In the UK & Ireland, excluding Friends UK, net contribution from new business increased to £77 million (HY14: £49 million) mainly driven by a change in business mix and lower acquisition expenses. Volumes based on APE (excluding Friends UK) decreased by 6% largely due to a decrease in pensions and individual annuities, partly offset by an increase in bulk purchase annuity and equity release business. The net contribution from Friends UK new business was a loss of £14 million.
In Europe, net contribution improved to a loss of £14 million (HY14: loss of £37 million) following a change in business mix towards higher margin products in Italy. Volumes based on APE decreased by 15%, driven by adverse foreign exchange movements and lower sales volumes in Italy (partly reflecting the disposal of Eurovita in June 2014), offset by an increase in volumes in France. New business margin on APE increased in Europe to 20% (HY14: 18%), driven by the change in business mix.
In Asia, net contribution decreased to a profit of £10 million (HY14: profit of £13 million) driven by increased protection sales and cost control in Singapore offset by the inclusion of FPI which contributed a net loss of £6 million.

(b) Underwriting margin
The underwriting margin increased to £247 million (HY14: £218 million). In the UK & Ireland, underwriting margin increased to £103 million (HY14: £62 million) driven primarily by the inclusion of £28 million from Friends UK and higher positive mortality margins. In Europe, underwriting margin decreased to £109 million (HY14: £130 million) driven by adverse foreign currency movements and lower mortality margins in France.
In Asia, underwriting margin increased to £35 million (HY14: £26 million) mainly due to favourable persistency experience on protection business in Singapore and China and the inclusion of £6 million from FPI, offset by the sale of Korea at HY14.

7.i - Life business profit drivers continued
Income: investment return

	United Kingdom & Ireland		Europe		Asia		Total
	6 months 2015 £m	Restated 6 months 2014 £m	6 months 2015 £m	6 months 2014 £m	6 months 2015 £m	6 months 2014 £m	6 months 2015 £m	Restated 6 months 2014 £m
Unit-linked margin (£m)	353	225	225	219	26	7	604	451
As annual management charge on average reserves (bps)	90	91	144	119	108	117	105	104
Average reserves (£bn)	78.8	49.2	31.2	36.7	4.8	1.2	114.8	87.1
Participating business (£m)	58	50	222	252	(7)	(4)	273	298
As bonus on average reserves (bps)	26	29	79	82	n/a	n/a	53	61
Average reserves (£bn)	44.9	34.5	56.1	61.6	2.5	1.6	103.5	97.7
Spread margin (£m)	105	71	4	13	6	20	115	104
As spread margin on average reserves (bps)	41	35	25	60	133	211	41	44
Average reserves (£bn)	51.6	40.9	3.2	4.3	0.9	1.9	55.7	47.1
Expected return on shareholder assets (£m)	31	45	43	67	6	6	80	118
Total (£m)	547	391	494	551	31	29	1,072	971

(c) Unit-linked margin
The unit-linked average reserves have increased to £115 billion (HY14: £87 billion), with the movement largely driven by the inclusion of total Friends Life reserves of £31 billion. The unit-linked margin increased to £604 million (HY14: £451 million) mainly driven by the acquisition of Friends Life businesses, and improved unit-linked margin in Europe. The margin as a proportion of average unit-linked reserves was stable at 105 bps (HY14: 104 bps), on average reserves of £115 billion (HY14: £87 billion).
The improved unit-linked margin in UK & Ireland is driven by the inclusion of Friends UK margin of £132 million. Unit-linked margin in Europe, on a constant currency basis, improved by 14% due to higher commission income and volumes in France, and a change in business mix to higher margin products in Italy. The increase in unit-linked margin in Asia is due to the inclusion of FPI margin of £20 million.

(d) Participating business
The participating average reserves have increased to £104 billion (HY14: £98 billion), largely driven by the inclusion of total Friends Life reserves of £11 billion. Income from participating business reduced to £273 million (HY14: £298 million). In the UK & Ireland, the shareholder transfer from with-profit funds increased to £58 million (HY14: £50 million), £16 million attributable to Friends UK. The decrease in UK & Ireland excluding Friends UK is primarily driven by fewer policies maturing in the period. In Europe, income has reduced to £222 million (HY14: £252 million) reflecting foreign currency movements of £26 million. The majority of participating business income is earned in France, where there is a fixed management charge of around 50bps on AFER business, which is the largest single component of this business.

(e) Spread margin
The spread average reserves have increased to £56 billion (HY14: £47 billion), largely driven by the inclusion of total Friends Life reserves of £7 billion. Spread business income, which mainly relates to UK in-force immediate annuity and equity release business, improved to £115 million (HY14: £104 million). The spread margin reduced to 41 bps (HY14: 44 bps), on average reserves of £56 billion (HY14: £47 billion). The increase in spread margin in the UK & Ireland is driven by the inclusion of Friends UK of £38 million. Excluding Friends UK, the spread margin in UK & Ireland was stable. In Europe the spread margin reduced largely due to lower reinvestment yields on assets in Spain. In Asia, the majority of spread business income was generated in Korea which was sold in June 2014.

(f) Expected return on shareholder assets
Expected returns, representing investment income on surplus funds, reduced to £80 million (HY14: £118 million). The reduction in income is driven by the UK, reflecting lower expected returns principally as a result of increased de-risking activity, and Europe, reflecting lower investment yields.

7.i - Life business profit drivers continued
Expenses

	United Kingdom & Ireland		Europe		Asia		Total
	6 months 2015 £m	6 months 2014 £m	6 months 2015 £m	6 months 2014 £m	6 months 2015 £m	6 months 2014 £m	6 months 2015 £m	6 months 2014 £m
Acquisition expenses (£m)	(188)	(151)	(116)	(142)	(63)	(48)	(367)	(341)
APE (£m)1	894	713	498	584	192	147	1,584	1,444
As acquisition expense ratio on APE (%)	21%	21%	23%	24%	33%	33%	23%	24%
Administration expenses (£m)	(253)	(162)	(226)	(225)	(28)	(21)	(507)	(408)
As existing business expense ratio on average reserves (bps)	29	26	50	44	68	89	37	35
Average reserves (£bn)	175.3	124.6	90.5	102.6	8.2	4.7	274.0	231.9

1    APE excludes UK Retail Fund Management and Health business in UK & Ireland and Asia.

(g) Acquisition expenses
Acquisition expenses increased to £367 million (HY14: £341 million) primarily reflecting total Friends Life expenses of £68 million. In UK & Ireland, excluding Friends UK expenses of £62 million, lower acquisition costs reflect cost saving initiatives. Europe acquisition expenses have improved driven by beneficial exchange rate movements of £14 million, and expense savings in France and Italy.
      The increase in Asia is due to change of business mix in China towards protection products and the inclusion of FPI expenses of £6 million. The overall group-wide ratio of acquisition expenses to APE improved to 23% (HY14: 24%).

(h) Administration expenses
Administration expenses increased to £507 million (HY14: £408 million). The expense ratio was 37 bps (HY14: 35 bps) on average reserves of £274 billion (HY14: £232 billion). The increase in UK & Ireland is driven by the inclusion of Friends UK expenses of £91 million. Administration expenses in Europe remain stable, with beneficial exchange rate movements of £23 million offset by higher commission related expenses in France. Asia administration expenses increased due to the inclusion of FPI costs of £12 million, offset by the sale of Korea in 2014.
      The overall increase in life business acquisition and administration expenses was £125 million, with additional costs from Friends Life of £171 million offset by expense savings and foreign exchange movements.

(i) DAC and other
DAC and other items amounted to an overall positive contribution of £149 million (HY14: £166 million), which was mainly driven by the UK. In HY15, the UK includes non-recurring items of c£50 million, including £22 million in relation to expense reserve releases following property restructuring, and various other smaller reserve releases as part of the ongoing back book review.
In HY14, the UK included a £100 million benefit from expense reserve releases following actions taken to reduce the current and future cost base. Other items in HY14 also reflected a £39 million one-off benefit in Poland from a regulatory pension change.

7.ii - General insurance and health

6 months 2015	UK Personal £m	UK Commercial £m	Total UK £m	Ireland £m	Total UK & Ireland £m	Canada Personal £m	Canada Commercial £m	Total Canada £m	Europe £m	Asia & Other1 £m	Total £m
General insurance
Gross written premiums	1,090	917	2,007	139	2,146	678	399	1,077	704	7	3,934
Net written premiums	1,047	804	1,851	134	1,985	657	356	1,013	674	6	3,678
Net earned premiums	1,067	741	1,808	128	1,936	642	372	1,014	591	7	3,548
Net claims incurred	(696)	(424)	(1,120)	(84)	(1,204)	(418)	(200)	(618)	(398)	(9)	(2,229)
Of which claims handling costs			(96)	(4)	(100)			(39)	(28)	-	(167)
Written commission	(245)	(165)	(410)	(18)	(428)	(128)	(72)	(200)	(134)	-	(762)
Written expenses2	(72)	(96)	(168)	(20)	(188)	(58)	(56)	(114)	(47)	(3)	(352)
Movement in DAC	(11)	16	5	-	5	4	(4)	-	13	-	18
Underwriting result	43	72	115	6	121	42	40	82	25	(5)	223
Longer-term investment return3			111	10	121			51	30	1	203
Other4			(3)	-	(3)			(2)	-	-	(5)
Operating profit			223	16	239			131	55	(4)	421
Health insurance
Underwriting result					(2)			-	4	(3)	(1)
Longer-term investment return					2			-	-	-	2
Operating profit					-			-	4	(3)	1
Total operating profit					239			131	59	(7)	422
General insurance combined operating ratio
Claims ratio	65.2%	57.2%	62.0%	65.5%	62.2%	65.2%	53.4%	60.9%	67.4%		62.8%
Commission ratio	23.3%	20.6%	22.1%	13.2%	21.5%	19.5%	20.2%	19.8%	19.9%		20.7%
Expense ratio	6.9%	12.1%	9.1%	14.8%	9.5%	8.9%	15.6%	11.2%	7.0%		9.6%
Combined operating ratio5	95.4%	89.9%	93.2%	93.5%	93.2%	93.6%	89.2%	91.9%	94.3%		93.1%
Assets supporting general insurance and health business
Debt securities			4,399	555	4,954			3,014	1,851	214	10,033
Equity securities			7	-	7			206	19	-	232
Investment property			138	2	140			-	116	-	256
Cash and cash equivalents			634	52	686			97	181	24	988
Other6			2,988	91	3,079			128	182	-	3,389
Assets at 30 June 2015			8,166	700	8,866			3,445	2,349	238	14,898
Debt securities			4,429	825	5,254			3,261	2,140	203	10,858
Equity securities			7	-	7			222	22	-	251
Investment property			91	4	95			-	128	-	223
Cash and cash equivalents			865	79	944			123	185	48	1,300
Other6			3,372	101	3,473			122	172	-	3,767
Assets at 31 December 2014			8,764	1,009	9,773			3,728	2,647	251	16,399
Average assets			8,465	855	9,320			3,586	2,498	245	15,649
LTIR as % of average assets			2.6%	2.3%	2.6%			2.8%	2.4%	0.8%	2.6%

  1    Asia & Other includes Aviva Re.
  2    Operating expenses shown in note 3 includes claims handling costs and written expenses included in general insurance COR above, plus operating expenses of other non-insurance operations.
  3    The UK & Ireland LTIR includes £59 million (HY14: £83 million) relating to the internal loan. This is lower than 2014 primarily as a result of the reduction in the balance of this loan during 2014 and 2015.
  4    Includes unwind of discount and pension scheme net finance costs.

5    COR is calculated as incurred claims expressed as a percentage of net earned premiums, plus written commissions and written expenses expressed as a percentage of net written premiums. COR is calculated using unrounded numbers so minor rounding differences may exist.

  6    Includes loans and other financial investments.

7.ii - General insurance and health continued

6 months 2014	UK Personal £m	UK Commercial £m	Total UK £m	Ireland £m	Total UK & Ireland £m	Canada Personal £m	Canada Commercial £m	Total Canada £m	Europe £m	Asia & Other1 £m	Total £m
General insurance
Gross written premiums	1,088	900	1,988	143	2,131	659	403	1,062	784	9	3,986
Net written premiums	1,041	795	1,836	136	1,972	648	378	1,026	747	12	3,757
Net earned premiums	1,104	750	1,854	134	1,988	620	378	998	664	13	3,663
Net claims incurred	(689)	(445)	(1,134)	(90)	(1,224)	(425)	(237)	(662)	(462)	(13)	(2,361)
Of which claims handling costs			(97)	(4)	(101)			(41)	(29)	-	(171)
Written commission	(267)	(164)	(431)	(18)	(449)	(123)	(75)	(198)	(139)	(1)	(787)
Written expenses2	(80)	(97)	(177)	(22)	(199)	(58)	(56)	(114)	(61)	(3)	(377)
Movement in DAC	(8)	10	2	(4)	(2)	6	-	6	12	-	16
Underwriting result	60	54	114	-	114	20	10	30	14	(4)	154
Longer-term investment return3			139	9	148			56	37	3	244
Other4			(2)	-	(2)			(3)	-	-	(5)
Operating profit			251	9	260			83	51	(1)	393
Health insurance
Underwriting result					1			-	5	-	6
Longer-term investment return					2			-	1	1	4
Operating profit					3			-	6	1	10
Total operating profit					263			83	57	-	403
General insurance combined operating ratio
Claims ratio	62.3%	59.3%	61.1%	67.4%	61.5%	68.6%	62.7%	66.4%	69.6%		64.5%
Commission ratio	25.6%	20.6%	23.5%	13.3%	22.8%	18.9%	19.8%	19.3%	18.7%		21.0%
Expense ratio	7.8%	12.1%	9.7%	15.9%	10.1%	9.0%	14.9%	11.1%	8.1%		10.0%
Combined operating ratio5	95.7%	92.0%	94.3%	96.6%	94.4%	96.5%	97.4%	96.8%	96.4%		95.5%
Assets supporting general insurance and health business
Debt securities			3,602	998	4,600			3,132	2,166	232	10,130
Equity securities			14	-	14			254	26	-	294
Investment property			1	6	7			-	128	-	135
Cash and cash equivalents			883	65	948			90	262	37	1,337
Other6			4,142	101	4,243			136	186	-	4,565
Assets at 30 June 2014			8,642	1,170	9,812			3,612	2,768	269	16,461
Debt securities			3,515	994	4,509			3,098	2,255	243	10,105
Equity securities			15	-	15			301	23	-	339
Investment property			1	6	7			-	133	-	140
Cash and cash equivalents			1,490	194	1,684			95	152	51	1,982
Other6			5,088	109	5,197			79	159	-	5,435
Assets at 31 December 2013			10,109	1,303	11,412			3,573	2,722	294	18,001
Average assets			9,375	1,237	10,612			3,592	2,745	282	17,231
LTIR as % of average assets			3.0%	1.5%	2.8%			3.1%	2.8%	2.8%	2.9%

  1    Asia & Other includes Aviva Re.
  2    Operating expenses shown in note 3 includes claims handling costs and written expenses included in general insurance COR above, plus operating expenses of other non-insurance operations.
  3    The UK & Ireland LTIR includes £83 million (HY13: £116 million) relating to the internal loan. This is lower than 2013 primarily as a result of a reduction in the balance of this loan during 2013 and 2014.
  4    Includes unwind of discount and pension scheme net finance costs.

5    COR is calculated as incurred claims expressed as a percentage of net earned premiums, plus written commissions and written expenses expressed as a percentage of net written premiums. COR is calculated using unrounded numbers so minor rounding differences may exist.

  6    Includes loans and other financial investments.

7.ii - General insurance and health continued

Full Year 2014	UK Personal £m	UK Commercial £m	Total UK £m	Ireland £m	Total UK & Ireland £m	Canada Personal £m	Canada Commercial £m	Total Canada £m	Europe £m	Asia & Other1 £m	Total £m
General insurance
Gross written premiums	2,239	1,694	3,933	285	4,218	1,344	832	2,176	1,389	15	7,798
Net written premiums	2,152	1,511	3,663	272	3,935	1,325	779	2,104	1,313	20	7,372
Net earned premiums	2,202	1,511	3,713	267	3,980	1,280	770	2,050	1,308	23	7,361
Net claims incurred	(1,359)	(905)	(2,264)	(179)	(2,443)	(872)	(471)	(1,343)	(912)	(13)	(4,711)
Of which claims handling costs			(193)	(6)	(199)			(79)	(59)	-	(337)
Written commission	(564)	(309)	(873)	(36)	(909)	(259)	(157)	(416)	(250)	(1)	(1,576)
Written expenses2	(175)	(189)	(364)	(44)	(408)	(115)	(111)	(226)	(117)	(5)	(756)
Movement in DAC	(8)	(5)	(13)	(3)	(16)	15	3	18	1	-	3
Underwriting result	96	103	199	5	204	49	34	83	30	4	321
Longer-term investment return3			260	18	278			112	74	6	470
Other4			(4)	-	(4)			(6)	-	-	(10)
Operating profit			455	23	478			189	104	10	781
Health insurance
Underwriting result					15			-	8	(3)	20
Longer-term investment return					6			-	1	-	7
Operating profit					21			-	9	(3)	27
Total operating profit					499			189	113	7	808
General insurance combined operating ratio
Claims ratio	61.7%	59.9%	61.0%	67.1%	61.4%	68.1%	61.1%	65.5%	69.7%		64.0%
Commission ratio	26.2%	20.4%	23.8%	13.4%	23.1%	19.6%	20.2%	19.8%	19.1%		21.4%
Expense ratio	8.1%	12.5%	10.0%	16.1%	10.4%	8.7%	14.2%	10.8%	8.9%		10.3%
Combined operating ratio5	96.0%	92.8%	94.8%	96.6%	94.9%	96.4%	95.5%	96.1%	97.7%		95.7%
Assets supporting general insurance and health business
Debt securities			4,429	825	5,254			3,261	2,140	203	10,858
Equity securities			7	-	7			222	22	-	251
Investment property			91	4	95			-	128	-	223
Cash and cash equivalents			865	79	944			123	185	48	1,300
Other6			3,372	101	3,473			122	172	-	3,767
Assets at 31 December 2014			8,764	1,009	9,773			3,728	2,647	251	16,399
Debt securities			3,515	994	4,509			3,098	2,255	243	10,105
Equity securities			15	-	15			301	23	-	339
Investment property			1	6	7			-	133	-	140
Cash and cash equivalents			1,490	194	1,684			95	152	51	1,982
Other6			5,088	109	5,197			79	159	-	5,435
Assets at 31 December 2013			10,109	1,303	11,412			3,573	2,722	294	18,001
Average assets			9,436	1,156	10,592			3,650	2,685	273	17,200
LTIR as % of average assets			2.8%	1.6%	2.7%			3.1%	2.8%	2.2%	2.8%

  1    Asia & Other includes Aviva Re.
  2    Operating expenses shown in note 3 includes claims handling costs and written expenses included in general insurance COR above, plus operating expenses of other non-insurance operations.
  3    The UK & Ireland LTIR includes £156 million (FY13: £221 million) relating to the internal loan. This is lower than 2013 primarily as a result of a reduction in the balance of this loan during 2014.
  4    Includes unwind of discount and pension scheme net finance costs.

5    COR is calculated as incurred claims expressed as a percentage of net earned premiums, plus written commissions and written expenses expressed as a percentage of net written premiums. COR is calculated using unrounded numbers so minor rounding differences may exist.

  6    Includes loans and other financial investments.

7.iii - Fund flows

	Managed assets at 1 January 2015 £m	Acquisitions1 £m	Premiums and deposits, net of reinsurance £m	Claims and redemptions, net of reinsurance £m	Net flows2 £m	Effect of disposals, market and other movements £m	Managed assets at 30 June 2015 £m
Life and platform business
UK - non-profit - platform	5,282	-	1,732	(215)	1,517	18	6,817
UK - non-profit - other	83,731	63,810	3,568	(3,842)	(274)	(2,249)	145,018
Ireland	5,518	-	231	(332)	(101)	(578)	4,839
United Kingdom & Ireland (excluding UK with-profits)	94,531	63,810	5,531	(4,389)	1,142	(2,809)	156,674
Europe	96,602	-	4,103	(3,469)	634	(5,432)	91,804
Asia	4,240	7,505	714	(451)	263	(234)	11,774
Other	1,862	-	13	(80)	(67)	65	1,860
	197,235	71,315	10,361	(8,389)	1,972	(8,410)	262,112
UK - with-profits and other	46,677						65,597
Total life and platform business	243,912						327,709

1    For further details on the acquisition of Friends Life see note B4.
2    Life business net flows in the table above are net of reinsurance and exclude flows related to UK equity release products.

United Kingdom & Ireland (excluding UK with-profits)
During the first half of 2015, net inflows in the UK Life platform were £1,517 million reflecting growing market presence. Over the period, platform assets under management have increased 29% to £6,817 million.
Other UK non-profit outflows were £274 million. Positive net flows in Group pensions have been offset by expected negative net flows in traditional products with customers switching to modern platforms and taking advantage of pension freedom. Other movements mainly reflect unfavourable market movements driven by an increase in interest rates and fall in equities since the acquisition of Friends Life.
In Ireland, net outflows were £101 million reflecting reduced new business inflows due to the strategic withdrawal from unprofitable product lines. In addition, claims exceed premiums in the Irish with-profit fund which is closed to new business.

Europe
Net inflows were £634 million. This was mainly driven by France reflecting increased AFER inflows plus increased unit linked and protection sales. Other movements in Europe include unfavourable foreign exchange movements of £8.5 billion partially offset by favourable market and other movements.

Asia and other
Net inflows in Asia were £263 million arising mainly in Singapore and reflect the launch of a number of new products in 2015. Market and other movements reflect adverse foreign exchange rate and market movements. Other business net outflows of £67 million primarily relate to Aviva Investors' Pooled Pensions business.

8.i - Summary of assets
The Group asset portfolio is invested to generate competitive investment returns for both policyholders and shareholders whilst remaining within the Group's appetite for market and credit risk.
The Group has a low appetite for interest rate risk and currency risk which means that the asset portfolios are well matched by duration and currency to the liabilities they cover. The Group also runs a low level of liquidity risk which results in a high proportion of income generating assets and a preference for more liquid assets where there is the potential need to realise those assets before maturity.
The Group seeks to diversify its asset portfolio in order to reduce risk and provide more attractive risk-adjusted returns. In order to achieve this there is a comprehensive risk limit framework in place. There is an allowance for diversification in our economic capital model, actions have been taken to reduce our exposure to the Eurozone periphery, and we are broadening the investment portfolio in individual businesses.
Asset allocation decisions are taken at legal entity level and in many cases by fund within a legal entity in order to reflect the nature of the liabilities, customer expectations, the local accounting and regulatory treatment, and any local constraints. These asset allocation decisions are made in accordance with a Group-wide framework that takes into account consensus investment views across the Group, prioritised Group objectives and metrics and Group risk limits and constraints. This framework is overseen by the Group ALCO (Asset Liability Committee) and facilitates a generally consistent approach to strategic asset allocation across the business units in line with Group risk appetite and shareholder objectives.
The asset allocation as at 30 June 2015 across the Group, split according to the type of liability the assets are covering, is shown in the table below. This includes the acquisition of Friends Life on 10 April 2015 which has significantly increased the total assets across the Group since 31 December 2014. Further information on these assets is given in the Analysis of Assets Section.

	Shareholder business assets			Participating fund assets
Carrying value in the statement of financial position	General Insurance & health & other1 £m	Annuity and non-profit £m	Policyholder (unit linked assets) £m	UK style with profits £m	Continental European-style participating funds £m	Total assets analysed £m	Less assets of operation classified as held for sale £m	Carrying value in the statement of financial position £m
Debt securities
Government bonds	6,456	11,288	16,356	21,438	23,563	79,101	-	79,101
Corporate bonds	4,092	22,598	7,653	13,317	23,387	71,047	-	71,047
Other	192	2,735	2,128	2,450	4,493	11,998	-	11,998
	10,740	36,621	26,137	37,205	51,443	162,146	-	162,146
Loans
Mortgage loans	68	19,614	-	570	1	20,253	-	20,253
Other loans	133	600	318	2,133	684	3,868	-	3,868
	201	20,214	318	2,703	685	24,121	-	24,121
Equity securities	220	337	48,385	12,672	3,443	65,057	-	65,057
Investment property	256	176	6,325	4,031	779	11,567	-	11,567
Other investments	667	1,420	39,638	3,379	2,504	47,608	-	47,608
Total as at 30 June 2015	12,084	58,768	120,803	59,990	58,854	310,499	-	310,499
Total as at 31 December 2014	12,463	46,820	71,454	42,077	64,009	236,823	-	236,823

1    Of the £12.1 billion of assets 8% relates to other shareholder business assets.

There is an internal loan between Aviva Insurance Limited (AIL) and Aviva Group Holdings Limited (AGH) that has a net value of zero at a consolidated level.

General insurance and health
All the investment risk is borne by shareholders and the portfolio held to cover these liabilities contains a high proportion of fixed and variable income securities, of which 84% are rated A or above. The assets are relatively short duration reflecting the short average duration of the liabilities. Liquidity, interest rate and foreign exchange risks are maintained at a low level.

Annuity and other non-profit
All the investment risk is borne by shareholders. The annuity liabilities have a long duration but are also illiquid as customers cannot surrender their policies. The assets are chosen to provide stable income with a good cash flow, foreign exchange and interest rate match to the liabilities. We are able to invest part of the portfolio in less liquid assets in order to improve risk-adjusted returns given the illiquid nature of the liabilities. The asset portfolio is principally comprised of long maturity bonds and loans including a material book of commercial mortgage loans. As at 30 June 2015, unrealised losses and impairments on the bond portfolio of £36.6 billion amounted to £1.1 billion or 3% of the portfolio. The equivalent figure for 31 December 2014 was 0.3%. Unrealised gains on the portfolio were £4.0 billion as at 30 June 2015 or 11% of the portfolio. The equivalent unrealised gains figure for 31 December 2014 was 17%. The other non-profit business assets are a smaller proportion of this portfolio and are generally shorter in duration and have a high proportion invested in fixed income.

8.i - Summary of assets continued

The current asset value of the commercial mortgage portfolio (including Healthcare and PFI mortgages) backing the UK Annuity book is £12.2 billion. Commercial mortgages are held at fair value on the asset side of the statement of financial position. In addition we also carry an allowance against the risk of default on our riskier mortgages of £0.9 billion (FY14: £0.9 billion). The valuation allowance (including supplementary allowances) for commercial mortgages, including Healthcare and PFI mortgages of £0.9 billion equates to 93bps at 30 June 2015 (FY14: 87bps).

Policyholder assets
These assets are invested in line with the fund choices made by our unit-linked policyholders and the investment risk is borne by the policyholder. This results in a high allocation to growth assets such as equity and property. Aviva's shareholder exposure to these assets arises from the fact that the income we receive is a proportion of the assets under management.

UK style with - profits (WP)
UK style with-profit funds hold relatively long term contracts with policyholders participating in pooled investment performance subject to some minimum guarantees. Smoothed returns are used to declare bonuses to policyholders which increase the level of the guarantees through time. The part of the portfolio to which policyholder bonuses are linked is invested in line with their expectations and includes growth assets such as equity and property as well as fixed income. The remainder of the portfolio is invested to mitigate the resultant shareholder risk. This leads us to an overall investment portfolio that holds a higher proportion of growth assets (such as equity and property) than our other business lines although there are still material allocations to fixed income assets.

Continental European style participating funds
Continental European style participating funds hold relatively long term contracts with policyholders participating in pooled investment performance subject to some minimum guarantees. Smoothed returns are used to declare bonuses to policyholders which increase the level of the guarantees through time. There is less discretion in how guarantees increase through time compared to the UK style equivalent funds and more of the bonus accrues each year rather than being allocated at maturity. The investment portfolio holds a higher proportion of fixed income assets than the UK style equivalent. Fixed income assets also give rise to less volatility on the local statutory balance sheet than growth assets.

8.ii - Net asset value

At the end of HY15, IFRS net asset value per share was 380 pence (FY14: 340 pence). This movement was driven by a benefit from the acquisition of Friends Life of 55 pence per share (£5,975 million), operating profits and positive investment variances. This was partly offset by the payment of the final 2014 dividend to shareholders, remeasurement of the pension schemes, adverse foreign exchange movements, amortisation and impairment of acquired value of in-force business following Friends Life acquisition and integration and restructuring costs principally driven by transaction and integration activities in relation to the Friends Life acquisition.
Total investment variances and economic assumption changes were £37 million positive. This included £112 million positive short term fluctuations in the non-life business, as foreign exchange gains on Group centre holdings more than offset adverse economic assumption changes, reflecting the adverse impact of lower real discount rates on periodic payment order claims. In the life businesses, investment return variances were £75 million adverse. The adverse variance is driven by increased risk-free rates in the UK, in addition to the cost of de-risking activities used to manage the UK's economic capital position. This has partly been offset by positive equity market movements in Asia in the first half of 2015.
The adverse movement on the Group's staff pension schemes of £267 million post tax is principally due to the main UK staff pension scheme. The surplus has decreased over the period largely as a result of an adverse movement in the liabilities reflecting the narrowing of credit spreads, partly offset by increased interest rates.

The adverse foreign exchange movement of £404 million is due to the strengthening of sterling, particularly compared with the Euro.

IFRS	30 June 2015 £m	pence per share2	31 December 2014 £m	pence per share2
Equity attributable to shareholders of Aviva plc at 1 January1	10,018	340p	7,964	270p
Operating profit - (Restated)3	1,170	29p	2,173	74p
Investment return variances and economic assumption changes on life and non-life business	37	1p	188	6p
Profit/(loss) on the disposal and remeasurements of subsidiaries and associates	-	-	232	8p
Goodwill impairment and amortisation of intangibles	(83)	(2)p	(114)	(4)p
Amortisation and impairment of acquired value of in-force business	(162)	(4)p	-	-
Integration and restructuring costs	(172)	(4)p	(140)	(5)p
Tax on operating profit and on other activities	(245)	(6)p	(601)	(20)p
Non-controlling interests	(81)	(3)p	(169)	(6)p
Profit after tax attributable to shareholders of Aviva plc	464	11p	1,569	53p
AFS securities (fair value) & other reserve movements	(15)	-	62	2p
Ordinary dividends	(362)	(9)p	(446)	(15)p
Direct capital instruments and fixed rate tier 1 notes interest and preference share dividend	(23)	(1)p	(86)	(3)p
Foreign exchange rate movements	(404)	(10)p	(317)	(11)p
Remeasurements of pension schemes	(267)	(7)p	1,315	45p
Friends Life acquisition4	5,975	55p	-	-
Other net equity movements5	4	1p	(43)	(1)p
Equity attributable to shareholders of Aviva plc at 30 June/31 December1	15,390	380p	10,018	340p

  1    Excluding preference shares.
  2    Number of shares as at 30 June 2015: 4,046 million (31 December 2014: 2,950 million).

3    Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement. Amortisation and impairment of AVIF has been added as a separate line item outside of operating profit.

 4    Includes the dilution effect on IFRS NAV per share of the increase in number of shares arising as a result of the acquisition of Friends Life.
 5    The pence per share impact includes the effects of rounding.

8.ii - Net asset value continued

At the end of HY15, MCEV net asset value per share reduced to 508 pence (FY14: 527 pence). This movement is driven by a benefit from the acquisition of Friends Life and operating profits, more than offset by adverse foreign exchange rate movements, remeasurement of the pension schemes, the payment of the final 2014 dividend to shareholders, integration and restructuring costs following the acquisition of Friends Life and adverse investment variances.
      Total MCEV investment variances were £128 million adverse. This includes adverse variance of £240 million in the Group's life businesses, partially offset by positive variances in the non-life businesses of £112 million.
      The adverse life investment variances are largely driven by the adverse impact on the UK annuity business of increases in risk-free rates and widening corporate bond and mortgage spreads, as well as the adverse impact of refinements to the model used to value the equity release business. This is partly offset by favourable variances in France due to a fall in the cost of guarantees following increased risk-free rates and reduced swaption volatilities. France also benefits from a strong equity performance on unit-linked business and an economic assumption change to adjust the split between the income and capital component of equity returns.

MCEV2	30 June 2015 £m	pence per share1	31 December 2014 £m	pence per share3
Equity attributable to shareholders of Aviva plc at 1 January3	15,547	527p	13,643	463p
Operating profit	1,103	27p	2,885	98p
Investment return variances and economic assumption changes on life and non-life business	(128)	(3)p	(36)	(1)p
Profit/(loss) on the disposal and remeasurements of subsidiaries and associates	-	-	178	6p
Goodwill impairment and amortisation of intangibles	(91)	(2)p	(130)	(4)p
Integration costs and restructuring	(167)	(4)p	(159)	(6)p
Exceptional items	(2)	-	(198)	(7)p
Tax on operating profit and on other activities	(308)	(8)p	(674)	(23)p
Non-controlling interests	(74)	(2)p	(208)	(7)p
Profit after tax attributable to shareholders of Aviva plc	333	8p	1,658	56p
AFS securities (fair value) & other reserve movements	-	-	(1)	-
Ordinary dividends	(362)	(9)p	(446)	(15)p
Direct capital instruments and fixed rate tier 1 notes interest and preference share dividend	(23)	(1)p	(86)	(3)p
Foreign exchange rate movements	(652)	(16)p	(546)	(19)p
Remeasurements of pension schemes	(267)	(7)p	1,315	45p
Friends Life acquisition4	5,975	5p	-	-
Other net equity movements5	4	1p	10	-
Equity attributable to shareholders of Aviva plc at 30 June/31 December3	20,555	508p	15,547	527p

1 Number of shares as at 30 June 2015: 4,046 million (31 December 2014: 2,950 million).
2 In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles.
  3    Excluding preference shares.

4    Includes the dilution effect on MCEV NAV per share of the increase in number of shares arising as a result of the acquisition of Friends Life. As the opening MCEV is greater than the opening IFRS, the dilution effect is more significant under MCEV. As a result the acquisition leads to a 5p increase in pence per share under MCEV compared to 55p under IFRS.

5 The pence per share impact includes the effects of rounding.

8.iii - Return on equity

Following the acquisition of Friends Life, management has changed the calculation of return on equity which is now calculated as net operating return on an IFRS basis expressed as a percentage of weighted average ordinary shareholders' equity (rather than opening ordinary shareholders' equity). Comparatives have been restated accordingly and the calculation at half year is based on an annualised net operating return.
      During HY15, return on equity has decreased to 15.5% (FY14: 16.2% restated), primarily reflecting the effect of the acquisition of Friends Life on weighted average shareholders' equity. During the second half of 2015 the effect of the acquisition of Friends Life on weighted average equity will have a further adverse impact on return on equity.

	6 months 2015%	Restated1 Full Year 2014%
United Kingdom & Ireland Life	14.6%	16.1%
United Kingdom & Ireland General Insurance and Health	8.7%	9.0%
Europe	12.1%	13.0%
Canada	19.7%	14.2%
Asia	21.2%	9.4%
Fund management	17.4%	23.2%
Corporate and Other Business	n/a	n/a
Return on total capital employed	11.6%	11.4%
Subordinated debt	5.0%	5.3%
Senior debt	2.3%	2.1%
Return on total equity	14.6%	14.2%
Less: Non-controlling interest	12.4%	10.5%
Direct capital instruments and fixed rate tier 1 notes	7.8%	5.5%
Preference capital	8.5%	8.5%
Return on equity shareholders' funds2	15.5%	16.2%

1    Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on total equity for any period presented as a result of this restatement. The combined impact of the operating profit restatement and the change to the calculation of return on equity has decreased the FY14 return on equity shareholders' funds from 17.4% to 16.2%.

2 Return on equity including the impact of amortisation and impairment of acquired value of in-force business would be 10.9% (FY14: 15.8%).

8.iv - European Insurance Groups Directive (IGD)

	UK life funds £bn	Other business £bn	30 June 2015 £bn	31 December 2014 £bn
Insurance Groups Directive (IGD) capital resources	12.5	9.9	22.4	14.4
Less: capital resources requirement	(12.5)	(4.7)	(17.2)	(11.2)
Insurance Group Directive (IGD) excess solvency	-	5.2	5.2	3.2
Cover over EU minimum (calculated excluding UK life funds)			2.1 times	1.6 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has increased by £2.0 billion since 31 December 2014 to £5.2 billion. The key drivers of the increase are the acquisition of Friends Life which has increased IGD capital by £1.6 billion and the net issue of hybrid debt which has increased IGD capital by £0.4 billion.
The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2014	3.2
Operating profits net of other income and expenses	0.6
Net hybrid debt issue1	0.4
Pension scheme funding	(0.2)
Acquisition of Friends Life	1.6
CRR increase	(0.1)
Other regulatory adjustments	(0.3)
Estimated IGD solvency surplus at 30 June 2015	5.2

1    Net hybrid debt issue includes £1 billion benefit of two new Tier 2 subordinated debt instruments issued on 4 June 2015; offset by £(0.6) billion derecognition of two instruments with first call dates in the second half of 2015.

Group IGD sensitivity

	30 June 2015 £bn	Equities down 10%	Interest rates up 1%
Sensitivities on IGD	5.2	(0.0)	(0.0)

The Group proactively manages its balance sheet risk through monitoring, stress analysis and our hedging programme.
The Group's IGD surplus is resilient to global equity market falls and global interest rate rises, reflecting the hedging that the Group currently has in place.
The impact of a 1% rise in global interest rates is calculated with reference to the regulatory value of debt securities in continental Europe being capped to local minimum capital requirements in participating funds. This provides protection to the Group's IGD surplus from immediate market losses on debt securities.

8.v - Economic capital
The estimated economic capital surplus represents the excess of Available Economic Capital over Required Economic Capital. Available Economic Capital is based on MCEV net assets, adjusted for items to convert to an economic basis. Required Economic Capital is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

Summary of estimated economic capital position

	30 June 2015 £bn	31 December 2014 £bn
Available economic capital	25.1	18.6
Standalone required economic capital	(20.8)	(16.1)
Diversification benefit	6.5	5.9
Diversified required economic capital	(14.3)	(10.2)
Estimated economic capital position at 30 June/31 December	10.8	8.4
Cover Ratio	176%	182%
Foreseeable dividend accrual	-	(0.4)
Estimated economic capital position at 30 June/31 December	10.8	8.0
Cover ratio	176%	178%

Analysis of change in economic capital

	6 months 2015 £bn	Full year 2014 £bn
Economic capital surplus position at 1 January	8.0	8.3
MCEV operating earnings	0.8	1.6
Economic variances (including FX)	(1.0)	(0.5)
Exceptional and other non-operating items	(0.3)	(0.4)
Dividends and appropriations, and shares issued in lieu of dividends	-	(0.5)
Net hybrid debt issuance	0.4	(0.3)
Acquisition of Friends Life	7.3	-
Available capital benefits from acquisitions and disposals	-	0.2
Other	(0.3)	0.1
Change in available economic capital	6.9	0.2
Impact of trading operations and other	0.4	0.3
Other changes in methodology	(0.9)	(0.6)
Acquisition of Friends Life	(3.6)	-
Capital requirement impact from acquisitions and disposals	-	0.2
Change in diversified required economic capital	(4.1)	(0.1)
Estimated economic capital surplus position at 30 June/31 December before foreseeable dividend accrual	10.8	8.4
Foreseeable dividend accrual	-	(0.4)
Estimated economic capital surplus position at 30 June/31 December	10.8	8.0

The estimated economic capital position has increased by £2.8 billion to £10.8 billion at 30 June 2015 with a cover ratio of 176%. The change in available economic capital position is driven by the acquisition of Friends Life, underlying operating profits and net issue of hybrid debt instruments, offset by economic variances and other non-operating items. The change in required economic capital position is driven by the acquisition of Friends Life and strengthening of correlation and calibration assumptions to align with Solvency II.

Summary analysis of diversified required economic capital

	30 June 2015 £bn	31 December 2014 £bn
Credit risk1	3.9	2.4
Equity risk2	2.0	1.5
Interest rate risk3	0.7	0.6
Other market risk4	1.5	1.4
Life insurance risk5	2.2	1.3
General insurance risk6	0.8	0.8
Other risk7	3.2	2.2
Total	14.3	10.2

1    Capital held in respect of credit risk recognises the Group's shareholder exposure to changes in the market value of assets and defaults. A range of specific stresses are applied reflecting the difference in assumed risk relative to the investment grade and duration.

  2    Capital held in respect of equity risk recognises the Group's shareholder exposure to changes in the market value of assets.

3    Capital held in respect of interest rate risk recognises the Group's shareholder exposure to changes in the market value of assets. A range of specific stresses are applied reflecting the difference in assumed risk relative to investment grade and duration.

4    Capital held in respect of other market risk recognises the Group's shareholder exposure to changes in the market value of commercial mortgages and property, but also captures risk in association with inflation and foreign exchange.

  5    Capital held in respect of life insurance risk recognises the Group's shareholder exposure to life insurance specific risks, such as longevity and lapse.
  6    Capital held in respect of general insurance risk recognises the Group's shareholder exposure to general insurance specific risks, such as claims volatility and catastrophe.
  7    Capital held in respect of other risk recognises the Group's shareholder exposure to specific risks unique to particular business units and other items.

Financial supplement

In this section	Page
A Income & expenses	32
B IFRS financial statements and notes	37
C Capital & liquidity	83
D Analysis of assets	93
E VNB & Sales analysis	109
F MCEV financial statements and notes	115

Income & expenses
Reconciliation of Group operating profit to profit after tax - IFRS basis	32
A1 Other operations	33
A2 Corporate centre	33
A3 Group debt costs and other interest	33
A4 Life business: Investment return variances and economic assumption changes	34
A5 Non-life business: Short-term fluctuation in return on investments	35
A6 General insurance and health business: economic assumption changes	35
A7 Impairment of goodwill, associates, joint ventures and other amounts expensed	36
A8 Profit/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	36
A9 Amortisation and impairment of acquired value of in-force business	36
A10 Exceptional items	36

Income & expenses

Reconciliation of Group operating profit to profit after tax - IFRS basis

For the six month period ended 30 June 2015

	6 months 2015 £m	Restated1 6 months 2014 £m	Restated1 Full Year 2014 £m
Operating profit before tax attributable to shareholders' profits
Life business
United Kingdom & Ireland	569	483	1,049
Europe	372	455	882
Asia	79	34	87
Other	1	1	1
Total life business	1,021	973	2,019
General insurance and health
United Kingdom & Ireland	239	263	499
Europe	59	57	113
Canada	131	83	189
Asia	(4)	1	(2)
Other	(3)	(1)	9
Total general insurance and health	422	403	808
Fund management
Aviva Investors	32	41	79
United Kingdom	-	6	6
Asia	1	1	1
Total fund management	33	48	86
Other
Other operations (note A1)	(57)	(54)	(105)
Market operating profit	1,419	1,370	2,808
Corporate centre (note A2)	(79)	(64)	(132)
Group debt costs and other interest (note A3)	(170)	(235)	(463)
Operating profit before tax attributable to shareholders' profits	1,170	1,071	2,213
Integration and restructuring costs	(172)	(42)	(140)
Operating profit before tax attributable to shareholders' profits after integration and restructuring costs	998	1,029	2,073
Adjusted for the following:
Investment return variances and economic assumption changes on long-term business (note A4)	(75)	44	72
Short-term fluctuation in return on investments backing non-long-term business (note A5)	166	165	261
Economic assumption changes on general insurance and health business (note A6)	(54)	(67)	(145)
Impairment of goodwill, joint ventures and associates and other amounts expensed (note A7)	(22)	(24)	(24)
Amortisation and impairment of intangibles	(61)	(38)	(90)
Amortisation and impairment of acquired value of in-force business (note A9)	(162)	(19)	(40)
Profit on the disposal and re-measurement of subsidiaries, joint ventures and associates (note A8)	-	51	174
Exceptional items (note A10)	-	-	-
Non-operating items before tax	(208)	112	208
Profit before tax attributable to shareholders' profits	790	1,141	2,281
Tax on operating profit	(304)	(254)	(563)
Tax on other activities	59	(24)	(38)
	(245)	(278)	(601)
Profit after tax	545	863	1,680
Profit from discontinued operations2	-	-	58
Profit for the period	545	863	1,738

1    Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

2 Discontinued operations relate to US life and related internal asset management businesses (US Life) sold in 2013.

Other Group Operating Profit Items

A1 - Other operations

	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
United Kingdom & Ireland Life	(6)	(6)	(4)
United Kingdom & Ireland General Insurance	-	-	4
Europe	(12)	(12)	(26)
Asia	(9)	(10)	(8)
Other Group operations1	(30)	(26)	(71)
Total	(57)	(54)	(105)

1    Other Group operations include Group and head office costs.

Other operations relate to non insurance activities and primarily include costs associated with our Group and regional head offices, pension schemes expenses, as well as non insurance income.

A2 - Corporate centre

	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
Project spend	(2)	(5)	(9)
Central spend and share award costs	(77)	(59)	(123)
Total	(79)	(64)	(132)

A3 - Group debt costs and other interest

	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
External debt
Subordinated debt	(153)	(142)	(289)
Other	(10)	(10)	(21)
Total external debt	(163)	(152)	(310)
Internal lending arrangements	(53)	(99)	(186)
Net finance income on main UK pension scheme	46	16	33
Total	(170)	(235)	(463)

Non-operating profit items
A4 - Life Business: Investment return variances and economic assumption changes
(a) Definitions
Operating profit for life business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the period, with consistent allowance for the corresponding expected movements in liabilities. Operating profit includes the effect of variance in experience for non-economic items, such as mortality, persistency and expenses, and the effect of changes in non-economic assumptions, where not treated as exceptional. Changes due to economic items, such as market value movements and interest rate changes, which give rise to variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit.

(b) Economic volatility

The investment variances and economic assumption changes excluded from the life operating profit are as follows:

Life business	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
Investment variances and economic assumptions	(75)	44	72

Investment variances and economic assumption changes were £75 million negative (HY14: £44 million positive; FY14: £72 million positive). The adverse variance is driven by increased risk-free rates in the UK, in addition to the cost of de-risking activities used to manage the UK's economic capital position. This has partly been offset by positive equity market movements in Asia in the first half of 2015.
In 2014, positive variances were mainly driven by lower risk-free rates and narrowing credit spreads on government and corporate bonds in Italy and Spain. Adverse variances in the UK were due to the adverse impact of falling reinvestment yields net of improved underlying property values on commercial mortgages partly offset by a change to the model used to value certain equity release assets and the consequential impact on the liabilities that they back.

(c) Assumptions
The expected rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return and asset classification under IFRS.
The principal assumptions underlying the calculation of the expected investment return for equities and properties are:

	Equities			Properties
	6 months 2015%	6 months 2014%	Full year 2014%	6 months 2015%	6 months 2014%	Full year 2014%
United Kingdom	5.4%	6.6%	6.6%	3.9%	5.1%	5.1%
Eurozone	4.3%	5.7%	5.7%	2.8%	4.2%	4.2%

The expected return on equities and properties has been calculated by reference to the 10 year swap rate in the relevant currency plus an appropriate risk margin. These are the same assumptions as are used under MCEV principles to calculate the longer-term investment return for the Group's life business.
For fixed interest securities classified as fair value through profit or loss, the expected investment returns are based on average prospective yields for the actual assets held less an adjustment for credit risks; this includes an adjustment for credit risk on all Eurozone sovereign debt. Where such securities are classified as available for sale, the expected investment return comprises the expected interest or dividend payments and amortisation of the premium or discount at purchase.

A5 - Non-life business: Short-term fluctuation in return on investments

General Insurance and health	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
Analysis of investment income:
- Net investment income	141	363	666
- Foreign exchange gains/losses and other charges	(31)	(15)	(8)
	110	348	658
Analysed between:
- Longer-term investment return, reported within operating profit	205	248	477
- Short-term fluctuations in investment return, reported outside operating profit	(95)	100	181
	110	348	658
Short-term fluctuations:
- General insurance and health	(95)	100	181
- Other operations1	261	65	80
Total short-term fluctuations	166	165	261

1    Represents short-term fluctuation on assets backing non-life business in Group centre investments, including the centre hedging programme.

The longer-term investment return is calculated separately for each principal non-life business unit. In respect of equities and properties, the return is calculated by multiplying the opening market value of the investments, adjusted for sales and purchases during the year, by the longer-term rate of investment return. The longer-term rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return. The allocated longer-term return for other investments is the actual income receivable for the period. Actual income and longer-term investment return both contain the amortisation of the discounts/premium arising on the acquisition of fixed income securities.
Market value movements which give rise to variances between actual and longer-term investment returns are disclosed separately in short term fluctuations outside operating profit.
The impact of realised and unrealised gains on Group centre investments, including the centre hedging programme which is designed to economically protect the total Group's capital against adverse equity and foreign exchange movements, is included in short-term fluctuations on other operations.
The favourable short-term fluctuations during the first half of 2015 are mainly due to foreign exchange movement gains on Group centre holdings, including the centre hedging programme which more than offset adverse fluctuations due to increased interest rates in the UK.
Total assets supporting the general insurance and health business, which contribute towards the longer-term return, are:

	30 June 2015 £m	30 June 2014 £m	31 December 2014 £m
Debt securities	10,033	10,130	10,858
Equity securities	232	294	251
Properties	256	135	223
Cash and cash equivalents	988	1,337	1,300
Other2	3,389	4,565	3,767
Assets supporting general insurance and health business	14,898	16,461	16,399
Assets supporting other non-long term business1	816	881	562
Total assets supporting non-long term business	15,714	17,342	16,961

1    Represents assets backing non-life business in Group centre investments, including the centre hedging programme.
2    Includes the internal loan.

The principal assumptions underlying the calculation of the longer-term investment return are:

	Longer-term rates of return on equities			Longer-term rates of return on property
	6 months 2015%	6 months 2014%	Full year 2014%	6 months 2015%	6 months 2014%	Full year 2014%
United Kingdom	5.4%	6.6%	6.6%	3.9%	5.1%	5.1%
Eurozone	4.3%	5.7%	5.7%	2.8%	4.2%	4.2%
Canada	5.8%	6.8%	6.8%	4.3%	5.3%	5.3%

The underlying reference rates are in F2 within the MCEV financial supplement.

A6 - General insurance and health business: economic assumption changes
Economic assumption changes of £54 million adverse (HY14: £67 million adverse) mainly arise as a result of a decrease in the real interest rates used to discount reserves for periodic payment order claims.

A7 - Impairment of goodwill, associates, joint ventures and other amounts expensed
Impairment of goodwill, associates and joint ventures is a charge of £22 million (HY14: £24 million charge) as management has determined goodwill of £13 million in Asia and £9 million in Europe is not recoverable.

A8 - Profit on the disposal and remeasurement of subsidiaries, joint ventures and associates
There was no profit or loss recognised on the disposal or re-measurement of subsidiaries, joint ventures and associates in the six month period ended 30 June 2015 (HY14: £51 million profit).

A9 - Amortisation and impairment of acquired value of in-force business
Amortisation of acquired value of in-force business is a charge of £162 million (HY14: £19 million charge). There were no impairments of acquired value of in-force business in the current period (HY14: £nil).

A10 - Exceptional items
Exceptional items are those items that, in the directors' view, are required to be separately disclosed by virtue of their nature or incidence to enable a full understanding of the Group's financial performance. There were no exceptional items in the first half of 2015 (HY14: £nil).

End of part 2 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 6 August, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary